As filed with the Securities and Exchange Commission on August 11, 2008
Registration No. 333— 152735

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No.1
to
FORM F-9
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

TECK COMINCO LIMITED	TECK COMINCO METALS LIMITED
(Exact name of each Registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization of each Registrant)	1400 (Primary Standard Industrial Classification Code Number (if applicable) of each Registrant)	Not Applicable (I.R.S. Employer Identification No., if applicable, of each Registrant)

Suite 600, 200 Burrard Street, Vancouver, British Columbia, V6C 3L9
(604) 687-1117
(Address and telephone number of each Registrant’s principal executive offices)

CT Corporation System, 111 Eighth Avenue
New York, New York 10011
(212) 894-8940
 (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Hellen Siwanowicz Lang Michener LLP BCE Place, P.O. Box 747 Suite 2500, 181 Bay Street Toronto, Ontario, Canada M5J 2T7 (416) 360-8600	Peter Rozee Teck Cominco Limited Suite 600, 200 Burrard Street Vancouver, British Columbia, Canada V6C 3L9 (604) 687-1117	Edwin S. Maynard Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, N.Y. 10019-6064 (212) 373-3000	Christopher J. Cummings Shearman & Sterling LLP Commerce Court West 199 Bay Street, Suite 4405 P.O. Box 247 Toronto, Ontario, Canada M5L 1E8 (416) 360-8484

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
Province of British Columbia, Canada
(Principal jurisdiction regulating this offering)
It is proposed that this filing shall become effective (check appropriate box below):
A.	☐	upon filing with the Commission pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.	☑	at some future date (check the appropriate box below)
1.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).

2.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).

3.	☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4.	☑	after the filing of the next amendment to this Form (if preliminary material is being filed).
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.☑

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of each class of	Amount to be	Offering Price	Aggregate	Amount of
securities to be registered	registered	Per Security (1)	Offering Price (1)	Registration fee
Debt Securities	U.S. $6,000,000,000	100%	U.S. $6,000,000,000	U.S. $235,800(2)
Guarantees	(3)	(3)	(3)	U.S. $0(4)

(1)	Estimated solely for the purpose of determining the registration fee.

(2)	Previously paid.

(3)	Guarantees by Teck Cominco Metals Limited of the Debt Securities (and guarantees of such guarantees by Teck Cominco Limited) being registered on Form F-9 hereunder are to be sold without separate consideration.

(4)	Pursuant to Rule 457(n), no separate filing is payable with regard to the Guarantees.
     Each Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registration statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I
INFORMATION REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

I-1

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This amended and restated short form prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state.

Base Shelf Prospectus

Second Amended and Restated Short Form Prospectus

New Issue	August 11, 2008

TECK COMINCO LIMITED

US$6,000,000,000

Debt Securities

Teck Cominco Limited (“Teck” or the “company”) may from time to time offer for sale debt securities up to an aggregate initial offering price of US$6,000,000,000 (or the equivalent in other currencies), during the 25 month period that this prospectus, including any amendments hereto, remains valid. The debt securities may be offered separately or together, in one or more series, in amounts, at prices and on other terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement.

We will provide the specific terms of the debt securities in respect of which this prospectus is being delivered (the “offered debt securities”) and all information omitted from this prospectus in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

Neither the United States Securities and Exchange Commission nor any state securities regulator has approved or disapproved these debt securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our financial statements, which are incorporated by reference herein, in Canadian dollars and in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

Owning the debt securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement and should consult with your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and some of the experts named in this prospectus are not residents of the United States, and many of our assets and all or a substantial portion of the assets of such persons are located outside of the United States.

The company may sell the offered debt securities to or through underwriters or dealers, and also may sell such debt securities to one or more other purchasers directly or through agents. See “Plan of Distribution”. A prospectus supplement will set forth the names of any underwriters, dealers or agents involved in the sale of any offered debt securities and will set forth the terms of the offering of the offered debt securities, including, to the extent applicable, the initial offering price, the proceeds to the company, the principal amounts, if any, to be purchased by underwriters, the underwriting discounts or commissions, and any other discounts or concessions to be allowed or reallowed to dealers.

Our head and registered office is located at Suite 600, 200 Burrard Street, Vancouver, British Columbia V6C 3L9.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	1
WHERE YOU CAN FIND MORE INFORMATION	1
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION	3
RISK FACTORS	5
THE COMPANY	12
RECENT DEVELOPMENTS	13
USE OF PROCEEDS	14
EARNINGS COVERAGE	14
DESCRIPTION OF SHARE CAPITAL	14
DESCRIPTION OF DEBT SECURITIES	15
PRICE RANGE AND TRADING VOLUMES	28
CERTAIN INCOME TAX CONSEQUENCES	28
PLAN OF DISTRIBUTION	28
LEGAL MATTERS	29
EXPERTS	29
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	30
CONSENTS OF AUDITORS	31
EXHIBIT A	32

i

Except as set forth under “Description of Debt Securities”, and unless the context otherwise requires, all references in this prospectus to the “company”, “we”, “us” and “our” refer to Teck Cominco Limited and its subsidiaries and joint ventures.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-9 relating to the offered debt securities that we have filed with the United States Securities and Exchange Commission (the “SEC”). Under the registration statement, we may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings up to an aggregate initial offering price of US$6,000,000,000. This prospectus provides you with a general description of the debt securities that we may offer. Each time we sell debt securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of debt securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information”. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the offered debt securities.

The offered debt securities will not be qualified for sale under the securities laws of Canada or any province or territory of Canada, unless the applicable prospectus supplement indicates otherwise with respect to the offered debt securities, and will not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada.

WHERE YOU CAN FIND MORE INFORMATION

We file with the British Columbia Securities Commission (the “BCSC”), a commission of authority in the Province of British Columbia, Canada, similar to the SEC, and with the various securities commissions or similar authorities in each of the provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and accordingly, file with, or furnish to, the SEC certain reports and other information. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read and copy any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the public reference room and copying charges.

Under the multijurisdictional disclosure system adopted by the United States and Canada, the SEC and the BCSC allow us to “incorporate by reference” certain information that we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. The following documents, filed by us with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in and form an integral part of this prospectus:

(a)	Annual Information Form of the company dated March 19, 2008 for the year ended December 31, 2007 (the “AIF”);

(b)	Audited consolidated financial statements of the company, and the related notes thereto, as at December 31 2007 and 2006 and for each of the years in the three year period ended December 31, 2007 and the Auditors’ Report thereon;

(c)	Management’s Discussion and Analysis of Financial Position and Operating Results of the company for the year ended December 31, 2007;

(d)	Unaudited consolidated interim financial statements of the company, and the related notes thereto, for the six months ended June 30, 2008 and 2007;

(e)	Management’s Discussion and Analysis of Financial Position and Operating Results of the company for the six months ended June 30, 2008;

(f)	Business Acquisition Report dated October 29, 2007 in respect of the company’s acquisition of Aur Resources Inc. (the “BAR”);

(g)	Management Proxy Circular dated March 3, 2008 for the company’s annual and special meeting of shareholders held on April 23, 2008;

(h)	Material Change Report dated July 31, 2008 concerning the company entering into an arrangement agreement with Fording Canadian Coal Trust (“Fording”), pursuant to which the company intends to acquire Fording’s assets; and

(i)	Amended and Restated Material Change Report dated August 1, 2008 concerning the company entering into an arrangement agreement with Fording, pursuant to which the company intends to acquire Fording’s assets.

Any document of the type referred to in the preceding paragraph (excluding confidential material change reports), the content of any news release publicly disclosing financial information for a period more recent than the period for which financial statements are required to be incorporated herein, and certain other documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101 — Short Form Prospectus Distributions filed by the company with a securities commission or similar authority in Canada after the date of this prospectus and prior to the termination of the offering will be deemed to be incorporated by reference into this prospectus. These documents are available through the Internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”) which can be accessed at www.sedar.com. In addition, to the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed or furnished to the SEC on Form 40-F, 20-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-9 of which this prospectus forms a part. In addition, if and to the extent indicated therein, we may incorporate by reference in this prospectus documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act.

Copies of the documents incorporated herein by reference may be obtained on request without charge from Karen L. Dunfee, Corporate Secretary of Teck Cominco Limited, Suite 600, 200 Burrard Street, Vancouver, British Columbia V6C 3L9; telephone: (604) 687-1117.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Specifically, you should not rely on (i) the mineral resource or mineral reserve information regarding the company’s Quebrada Blanca property set out in the table on page 2, and the notes thereto, of the BAR under the heading “Quebrada Blanca Mine — Mineral Reserves and Resources”, (ii) the mineral resource or mineral reserve information regarding the company’s Andacollo property set out in the table on page 4, and the notes thereto, of the BAR under the heading “Andacollo Mine — Mineral Reserves and Resources”, (iii) the mineral resource or mineral reserve information regarding the company’s Andacollo property set out in the tables on page 5, and the notes thereto, of the BAR under the heading “Andacollo Hypogene Project — Mineral Reserves and Resources”, or (iv) the mineral resource or mineral reserve information regarding the company’s Duck Pond property set out in the table on page 7, and the notes thereto, of the BAR under the heading “Duck Pond Mine — Mineral Reserves and Resources”, all of which have been superseded and replaced by mineral resource or mineral reserve information for such properties set out on pages 25 through 28 of the AIF.

Upon a new annual information form and the related annual consolidated financial statements being filed by us with, and, where required, accepted by, the appropriate securities regulatory authorities during the currency of this prospectus, the previous annual information form, annual consolidated financial statements and all interim consolidated financial statements, material change reports, information circulars and all prospectus supplements filed by us prior to the commencement of our fiscal year in which the new annual information form is filed will be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of debt securities hereunder.

A prospectus supplement containing the specific terms in respect of any offering and sale of the offered debt securities, updated disclosure of earnings coverage ratios, if applicable, and other information in relation to such offered debt securities will be delivered to purchasers of such offered debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement, but only for purposes of the offering of such debt securities by such prospectus supplement.

In this prospectus and any prospectus supplement, all references to “dollars” or “$” are to Canadian dollars and all references to “U.S. dollars” and “US$” are to United States dollars. Unless otherwise indicated, all financial information included or incorporated by reference in this prospectus or included in any prospectus supplement is in Canadian dollars and determined using Canadian generally accepted accounting principles which are in effect from time to time. For a discussion of the principal differences between our financial results as calculated under Canadian generally accepted accounting principles and under U.S. generally accepted accounting principles, you should refer to Note 25 of our audited consolidated financial statements for the years ended December 31, 2007, 2006 and 2005, which are incorporated by reference in this prospectus.

You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized any person to provide you with different or additional information. If any person provides you with different or additional information, you should not rely on it. We are not making an offer of the offered debt securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of this prospectus or any applicable prospectus supplement, respectively.

The following financial statements of Fording, which can be found at www.sedar.com are specifically incorporated by reference into this prospectus:

(a)	Audited consolidated financial statements of Fording, and the related notes thereto, as at December 31, 2007 and 2006, and for each of the years in the three year period ended December 31, 2007 and the Auditors’ Report thereon; and

(b)	Unaudited consolidated interim financial statements of Fording, and the related notes thereto, for the six months ended June 30, 2008 and 2007.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This prospectus, and certain documents incorporated by reference into this prospectus, contain certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as “forward-looking statements”). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this prospectus or as of the date specified in the documents incorporated by reference into this prospectus, as the case may be. These forward-looking statements include, but are not limited to, statements concerning:

•	our proposed acquisition of the assets of Fording, the impact of that acquisition on our earnings and cash flow, and the integration risks associated with that acquisition;

•	prices and price volatility for zinc, copper, coal, gold and other products and commodities that we produce and sell as well as sulphuric acid, oil, natural gas and petroleum products, which we consume in our operations;

•	the long-term demand for and supply of zinc, copper, coal, gold and other products and commodities that we produce and sell;

•	the sensitivity of our financial results to changes in metals and minerals prices (including premiums realized over London Metal Exchange cash and other benchmark prices);

•	treatment and refining charges;

•	our strategies and objectives;

•	our interest and other expenses;

•	our tax position and the tax rates and royalty rates applicable to us;

•	political unrest or instability in countries such as Peru and its impact on our foreign assets, including our interest in the Antamina copper-zinc mine;

•	the timing of decisions regarding the timing and costs of construction and production with respect to, and the issuance of, the necessary permits and other authorizations required for, certain of our development and expansion projects, including, among others, the Fort Hills project and the Equinox and Frontier oil sands projects in Alberta and the Andacollo hypogene copper-gold deposit in Chile;

•	our estimates of the quantity and quality of our mineral reserves and resources and oil resources;

•	the production capacity of our operations;

•	our planned capital expenditures and our estimates of reclamation and other costs related to environmental protection;

•	our future capital and production costs and production levels, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;

•	prices and price volatility for commodities, equipment and supplies that we use in our business;

•	our cost reduction and other financial and operating objectives;

•	our exploration, environmental, health and safety initiatives;

•	the availability of qualified employees for our operations, including our new developments;

•	the satisfactory negotiation of collective agreements with unionized employees;

•	the outcome of legal proceedings and other disputes in which we are involved;

•	general business and economic conditions;

•	the outcome of our annual coal sales negotiations and negotiations with metals and concentrate customers concerning treatment charges, price adjustments and premiums; and

•	our dividend policy.

Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control, including, risks that may affect our operating or capital plans, including the risk of cost escalation; risks generally encountered in the development and operation of mineral and oil and gas properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, delays associated with permit appeals, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market price of our principal commodities which are cyclical and subject to substantial price fluctuations; risks created through competition for mining and oil and gas properties; risks associated with lack of access to markets; risks associated with mineral and oil and gas reserves and resource estimates; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and changes in environmental legislation and regulation; risks associated with our dependence on third parties for the provision of transportation and other critical services; risks associated with non-performance by contractual counterparties; risks associated with aboriginal title claims and other title risks; social and political risks associated with operations in foreign countries; risks of changes in tax laws or their interpretation; and risks associated with tax reassessments and legal proceedings.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in, or incorporated by reference into, this prospectus. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•	general business and economic conditions;

•	interest rates and foreign currency exchange rates;

•	the supply and demand for, deliveries of, and the level and volatility of prices of zinc, copper, coal and gold and other primary metals and minerals as well as oil, natural gas and petroleum products;

•	the timing of the receipt of regulatory and governmental approvals for our development projects and other operations;

•	the availability and costs of financing for our development projects and potential acquisitions;

•	our costs of production and our production and productivity levels, as well as those of our competitors;

•	power prices;

•	our ability to secure adequate transportation for our products;

•	our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;

•	our ability to attract and retain skilled staff;

•	the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our financial results;

•	engineering and construction timetables and capital costs for our development and expansion projects;

•	costs of closure of our various operations;

•	market competition;

•	the accuracy of our reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;

•	premiums realized over London Metal Exchange cash and other benchmark prices;

•	tax benefits and tax rates;

•	the outcome of our annual coal price and refining and treatment charge negotiations with customers;

•	the resolution of environmental and other proceedings or disputes;

•	our ability to comply with environmental permits and renew such permits in a timely manner; and

•	our ongoing relations with our employees and with our business partners and joint venturers.

We caution you that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Accordingly, you should not place undue reliance on forward-looking statements. You should also carefully consider the matters discussed under “Risk Factors” in this prospectus. We undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required by law.

RISK FACTORS

Before making an investment decision, you should carefully consider the risks and uncertainties described below as well as the other information contained and incorporated by reference in this prospectus. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of such risks actually occur, our business, prospects, financial condition, cash flows and operating results could be materially harmed.

We face risks in the mining and metals business

The business of exploring for and producing minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines.

Mineral properties are often non-productive for reasons that cannot be anticipated in advance. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems and flooding. Our metallurgical operations at Trail, British Columbia, and our concentrate mills and coal preparation plants are also subject to risks of process upsets and equipment malfunctions. Equipment and supplies may from time to time be unavailable on a timely basis. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties or production facilities, personal injuries or death, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action.

We face risks in connection with our proposed acquisition of the assets of Fording, including increased reliance on coal and significant debt load

Our proposed acquisition of the assets of Fording is subject to various conditions precedent, including the availability of financing, receipt of regulatory and court approvals, absence of material adverse changes (subject to certain exceptions), and receipt of the approval of the unitholders of Fording. There can be no assurance that the acquisition will be completed either on the currently proposed terms or at all. If the acquisition is completed, we will be significantly more reliant than we currently are on the results of our coal business, and we will have incurred significant debt in connection with the acquisition. Until we are able to repay a significant portion of our acquisition debt, any reduction in our cash flow from our coal business or our other businesses will be more material to us than is currently the case. Our need to reduce the acquisition debt may adversely affect, among other things, our ability to acquire other assets or to invest in our development assets, our vulnerability to deterioration in economic conditions that affects demand and prices for our products and our flexibility in planning for, or reacting to, changes in our business and in the industry. If our cash flows and capital resources are insufficient to fund our debt obligations, we may be forced to sell assets, seek additional capital or seek to restructure or refinance our indebtedness. If the debt we have issued becomes payable and we are not able to refinance or obtain capital, we may not be able to meet our obligations, which could have a material adverse impact on our financial condition. There can be no assurance that income tax laws applicable to the mining industry will not change, or that the Canada Revenue Agency will not change its administrative or assessing practices, in each case in a manner that materially adversely affects us. See “— Recent Developments — Acquisition of Fording’s Assets” for more information regarding our proposed acquisition of Fording’s assets.

Our insurance may not provide adequate coverage

Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse affect on our business.

We could be subject to potential labour unrest or other labour disturbances as a result of the failure of negotiations in respect of our collective agreements

Over 6,400 of our approximately 8,850 employees are employed under collective bargaining agreements. We could be subject to labour unrest or other labour disturbances as a result of delays in or the failure of negotiations in respect of our collective agreements, which could, while ongoing, have a material adverse effect on our business.

We may not be able to hire enough skilled employees to support our operations

We compete with other mining companies to attract and retain key executives and skilled and experienced employees. The mining industry is labour intensive and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees, including our ability to attract employees with needed skills in the geographic areas in which we operate. We could experience increases in our recruiting and training costs and decreases in our operating efficiency, productivity and profit margins, if we are not able to attract, hire and retain a sufficient number of skilled employees to support our operations.

We could become subject to material pension liabilities

We have assets in defined benefit pension plans which arise through employer contributions and returns on investments made by the plans. The returns on investments are subject to fluctuations depending upon market conditions and we are responsible for funding any shortfall of pension assets compared to our pension obligations under these plans.

We also have certain obligations to former employees with respect to post-retirement benefits. The cost of providing these benefits can fluctuate and the fluctuations can be material.

Our liabilities under defined benefit pension plans and in respect of other post-retirement benefits are estimated based on actuarial and other assumptions. These assumptions may prove to be incorrect and may change over time and the effect of these changes can be material.

Fluctuations in the market price of base metals, specialty metals, metallurgical coal and gold may significantly affect the results of our operations

The results of our operations are significantly affected by the market price of base metals, specialty metals, metallurgical coal and gold, which are cyclical and subject to substantial price fluctuations. Our earnings are particularly sensitive to changes in the market price of zinc, copper and metallurgical coal. Market prices can be affected by numerous factors beyond our control, including levels of supply and demand for a broad range of industrial products, substitution of new or different products in critical applications for our existing products, expectations with respect to the rate of inflation, the relative strength of the Canadian dollar and of certain other currencies, interest rates, speculative activities, global or regional political or economic crises and sales of gold and base metals by holders in response to such factors. If prices should decline below our cash costs of production and remain at such levels for any sustained period, we could determine that it is not economically feasible to continue commercial production at any or all of our mines. We may also curtail or suspend some or all of our exploration activities, with the result that our depleted reserves are not replaced.

Our general policy is not to hedge changes in prices of our mineral production. From time to time, however, we may undertake hedging programs in specific circumstances, with an intention to reduce the risk of a commodity’s market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of our business. There are, however, risks associated with hedging programs including, among other things, an increase in gold lease rates (in the case of gold hedging), an increase in interest rates, rising operating costs, counterparty risks and production interruption events.

Fluctuations in the price and availability of consumed commodities affect our costs of production

Potential restrictions on availability of power and water are a risk for certain of our operations and development properties, particularly in Chile, and such restrictions could have a material adverse effect on our business. Prices and availability of commodities consumed or used in connection with exploration, development, mining, smelting and refining, such as natural gas, diesel, oil and electricity, sulphuric acid, as well as reagents such as copper sulfate, also fluctuate and these fluctuations affect the costs of production at our various operations. Our smelting and refining operations at Trail require concentrates that we purchase from third parties. The availability of those concentrates and the treatment charges we can negotiate fluctuate depending on market conditions. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. Our general policy is not to hedge our exposure to changes in prices of the commodities we use in our business.

We face risks associated with shortage of mining equipment and supplies

The growth in global mining activities has created a demand for mining equipment and related supplies that exceeds supply. For example, there has been, for some time, a global shortage of haulage truck tires and it is not known when this shortage will be resolved. Consequently, if equipment or other supplies cannot be procured on a timely basis, our expansion activities, production, development or operations could be negatively affected. The pace of global mining development activities has also led to supply constraints, limitation on the availability of labour and other cost pressures that will affect our development operations. Lead times for major equipment orders have increased. Wage pressures and other cost escalation will also affect construction activities at our development projects.

Our acquisition of properties may be affected by competition from other mining companies

Because the life of a mine is limited by its ore reserves, we are continually seeking to replace and expand our reserves through the exploration of our existing properties as well as through acquisitions of interests in new properties or of interests in companies which own such properties. We encounter strong competition from other mining companies in connection with the acquisition of properties. This competition may increase the cost of acquiring suitable properties, should such properties become available to us.

We face competition in product markets

The mining industry in general is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for the sale of such minerals. We must sell base metals, metal concentrates, by-product metals and concentrate, metallurgical coal and gold at prices determined by world markets over which we have no influence or control. Our competitive position is determined by our costs in comparison to those of other producers in the world. If our costs increase due to our locations, grade and nature of ore bodies, foreign exchange rates, or our operating and management skills, our profitability may be affected. We have to compete with larger companies that have greater assets and financial and human resources than us, and which may be able to sustain larger losses than us to develop or continue business.

We may face restricted access to markets in the future

Access to our markets may be subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Although there are currently no significant trade barriers existing or impending of which we are aware that do, or could, materially affect our access to certain markets, there can be no assurance that our access to these markets will not be restricted in the future.

Our reserve and resource estimates may prove to be incorrect

Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. We estimate and report our mineral reserves and resources in accordance with the requirements of the applicable Canadian securities regulatory authorities and industry practice.

We estimate and report oil and gas reserves and resources in accordance with the requirements of the applicable Canadian securities regulatory authorities and industry practice. Estimates of reserves and resources for oil and gas reporting purposes are not comparable to mineral reserve and resource estimates.

The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because we have prepared this prospectus in accordance with Canadian disclosure requirements, this prospectus also incorporates estimates of mineral resources. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves.

Our mineral reserves and resources are estimated by persons who are employees of the respective operating company for each of our operations under the supervision of our employees. These individuals are not “independent” for purposes of applicable securities legislation. As a rule, we do not use outside sources to verify mineral reserves or resources except at the initial feasibility stage.

The mineral and oil and gas reserve and resource figures incorporated in this prospectus by reference are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade, continuity and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future commodity prices. The sampling, interpretations or assumptions underlying any reserve or resource estimate may be incorrect, and the impact on reserves or resources may be material. Should the mineralization and/or configuration of a deposit ultimately turn out to be significantly different from that currently envisaged, then the proposed mining plan may have to be altered in a way that could affect the tonnage and grade of the reserves mined and rates of production and, consequently, could adversely affect the profitability of the mining operations. In addition, short term operating factors relating to the reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause reserve and resource estimates to be modified or operations to be unprofitable in any particular fiscal period.

On June 26, 2008, the SEC issued proposed revisions to its oil and gas reporting requirements. Although the stated purpose of these revisions includes a further harmonization of oil and gas disclosures by U.S. and non-U.S. issuers, we cannot evaluate the effect of such rule changes on the comparability of the results of U.S. issuers to our results until the final revisions are issued.

There can be no assurance that our projects or operations will be, or will continue to be, economically viable, that the indicated amount of minerals or petroleum products will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.

The depletion of our mineral reserves may not be offset by future discoveries or acquisitions of mineral reserves

We must continually replace mineral reserves depleted by production to maintain production levels over the long term. This is done by expanding known mineral reserves or by locating or acquiring new mineral deposits.

There is, however, a risk that depletion of reserves will not be offset by future discoveries of mineral reserves. Exploration for minerals and oil and gas is highly speculative in nature and the projects involve many risks. Many projects are unsuccessful and there can be no assurance that current or future exploration programs will be successful. Further, significant costs are incurred to establish mineral or oil and gas reserves and to construct mining and processing facilities. Development projects have no operating history upon which to base estimates of future cash flow and are subject to the successful completion of feasibility studies, obtaining necessary government permits, obtaining title or other land rights and availability of financing. In addition, assuming discovery of an economic orebody, depending on the type of mining operation involved, many years may elapse from the initial phases of drilling until commercial operations are commenced. Accordingly, there can be no assurance that our current work programs will result in any new commercial mining operations or yield new reserves to replace and/or expand current reserves.

We may be adversely affected by currency fluctuations

Our operating results and cash flow are affected by changes in the Canadian dollar exchange rate relative to the currencies of other countries. Exchange rate movements can have a significant impact on results as a significant portion of our operating costs are incurred in Canadian and other currencies and most revenues are earned in U.S. dollars. To reduce the exposure to currency fluctuations, we enter into limited foreign exchange contracts from time to time, but these hedges do not eliminate the potential that such fluctuations may have an adverse effect on us. In addition, foreign exchange contracts expose us to the risk of default by the counterparties to such contracts, which could have a material adverse effect on our business.

We may be adversely affected by interest rate changes

Our exposure to changes in interest rates results from investing and borrowing activities undertaken to manage our liquidity and capital requirements. We have incurred indebtedness that bears interest at fixed and floating rates, and we have entered into interest rate swap agreements to effectively convert some fixed rate exposure to floating rate exposure. There can be no assurance that we will not be materially adversely affected by interest rate changes in the future. In addition, our use of interest rate swaps exposes us to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on our business.

Changes in environmental, health and safety laws may have a material adverse effect on our operations

Environmental, health and safety legislation affects nearly all aspects of our operations, including mine development, worker safety, waste disposal, emissions controls and protection of endangered and protected species. Compliance with environmental, health and safety legislation can require significant expenditures and failure to comply with environmental, health or safety legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, clean-up costs arising out of contaminated properties, damages, and the loss of important permits. Exposure to these liabilities arises not only from our existing operations, but from operations that have been closed or sold to third parties. We are required to reclaim properties after mining is completed and specific requirements vary among jurisdictions. In some cases, we may be required to provide financial assurances as security for reclamation costs, which may exceed our estimates for such costs. Our historical operations have generated significant environmental contamination. We could also be held liable for worker exposure to hazardous substances. There can be no assurance that we will at all times be in compliance with all environmental, health and safety regulations or that steps to achieve compliance would not materially adversely affect our business.

Environmental, health and safety laws and regulations are evolving in all jurisdictions where we have activities. We are not able to determine the specific impact that future changes in environmental laws and regulations may have on our operations and activities, and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental, health and safety regulations. For example, emissions standards for carbon dioxide and sulphur dioxide are becoming increasingly stringent as are laws relating to the use and production of regulated chemical substances. Further changes in environmental, health and safety laws, new information on existing environmental, health and safety conditions or other events, including legal proceedings based upon such conditions, or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on us. Changes in environmental, health and safety legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution. In the event that any of our products were demonstrated to have negative health effects, we could be exposed to workers compensation and product liability claims which could have a material adverse effect on our business.

We are highly dependent on third parties for the provision of transportation services

Due to the geographical location of many of our mining properties and operations, we are highly dependent on third parties for the provision of rail and port services. We negotiate prices for the provision of these services in circumstances where we may not have viable alternatives to using specific providers, or have access to regulated rate setting mechanisms. Elk Valley Coal Partnership is particularly dependent on Canadian Pacific Railway for rail services and Westshore Terminals Ltd. for port services. Contractual disputes, demurrage charges, rail and port capacity issues, availability of vessels and rail cars, weather problems or other factors can have a material adverse effect on our ability to transport materials according to schedules and contractual commitments.

Our Red Dog mine in Alaska operates year-round on a 24 hour per day basis. The annual production of the mine must be stored at the port site and shipped within an approximately 100-day window when sea ice and weather conditions permit. Two purpose-designed shallow draft barges transport the concentrates to deep water moorings. The barges cannot operate in severe swell conditions.

Unusual ice or weather conditions, or damage to the barges or ship loading equipment could restrict our ability to ship all of the stored concentrate. Failure to ship the concentrate during the shipping season could have a material adverse effect on our sales, as well as on our Trail metallurgical operations, and could materially restrict mine production subsequent to the shipping season.

Aboriginal title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions

Governments in many jurisdictions must consult with aboriginal peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of aboriginal people may require accommodations, including undertakings regarding employment and other matters in impact and benefit agreements. This may affect our ability to acquire within a reasonable time frame effective mineral titles in these jurisdictions, including in some parts of Canada in which aboriginal title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen aboriginal title claims also could affect existing operations as well as development projects and future acquisitions. These legal requirements may affect our ability to expand or transfer existing operations or to develop new projects.

We operate in foreign jurisdictions and face added risks and uncertainties due to different economic, cultural and political environments

Our business operates in a number of foreign countries where there are added risks and uncertainties due to the different economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or an unfavourable political climate may make it difficult for us to obtain financing for projects in some countries.

We face risks associated with our development projects

The Fort Hills oil sands project in Alberta is at an early stage of development. Petro-Canada, as project operator, in consultation with UTS Energy Corporation and us, will be responsible for further definition of the scope and parameters of the project and its design and development. There can be no assurance that the development or construction activities will commence in accordance with current expectations or at all. Construction activities at the Galore Creek copper-gold project in British Columbia were suspended in the fourth quarter of 2007 as a result of our review of the first season of construction and a more detailed engineering study that predicted substantially higher capital costs and a longer construction schedule for the project. In addition, we have other very early stage development and advanced exploration projects. Construction and development of any of these projects are subject to numerous risks, including, without limitation:

•	risks resulting from the fact that the Fort Hills project and other projects are at an early stage of development and therefore are subject to development and construction risks, including the risk of significant cost overruns and delays in construction, and technical and other problems;

•	risks associated with delays in obtaining, or conditions imposed by, regulatory approvals;

•	risks associated with obtaining amendments to existing regulatory approvals and additional regulatory approvals which will be required;

•	risks of significant fluctuation in prevailing prices for copper, gold, oil, other petroleum products and natural gas, which may affect the profitability of the projects;

•	risks resulting from the fact that we are a minority partner in the Fort Hills Energy Limited Partnership and major decisions with respect to project design and construction may be made without our consent;

•	risks associated with the fact that we have partners or joint venturers in certain other projects, and major project decisions may require the agreement of both parties;

•	risks associated with litigation;

•	risks resulting from dependence on third parties for services and utilities for the projects;

•	risks associated with the availability of sufficient water or water rights for our operations and development projects;

•	risks associated with the ability of our partners and joint venturers to finance their respective shares of project expenditures; and

•	risks associated with our obtaining financing for these projects on commercially reasonable terms.

Regulatory efforts to control greenhouse gas emissions could materially negatively affect our business

Our businesses include several operations that emit large quantities of carbon dioxide, or that produce or will produce products that emit large quantities of carbon dioxide when consumed by end users. This is particularly the case with our metallurgical coal operations and our oil sands projects. Carbon dioxide and other greenhouse gases are the subject of increasing public concern and regulatory scrutiny.

The Kyoto Protocol is an international agreement that sets limits on greenhouse gas emissions from certain signatory countries. While the United States government has announced that it will not ratify the protocol, the Canadian Parliament voted to ratify its participation in this agreement and the Kyoto Protocol came into force in Canada on February 16, 2005. The Kyoto agreement commits Canada to limit its net greenhouse gas emissions to 6% below the levels emitted in 1990. Canada’s current level of greenhouse gas emissions significantly exceeds the agreed-upon limit.

In 2007, the Government of Canada announced a policy objective of reducing total Canadian greenhouse gas emissions by 20% below 2006 levels by 2020 and by 60% to 70% below that level by 2050. As part of this initiative, the federal Government intends to require reductions in emission intensity levels from certain industrial facilities, including oil and gas facilities and smelting and refining facilities, by 6% per year for each year from 2007 to 2010 and 2% per year each year thereafter. Affected facilities will be permitted to meet reduction targets by emissions trading or contributions to a technology fund, in addition to emissions abatement. Additional policy measures are anticipated in coming years under this federal policy framework.

In Alberta, the Climate Change and Emissions Management Act and the Specified Gas Emitters Regulation require certain existing large emitters (facilities, including oil sands facilities, that are releasing 100,000 tonnes or more of greenhouse gas emissions in any calendar year after and including 2003) to reduce their emissions intensity by 12% starting July 1, 2007. The regulation also outlines options for meeting reduction targets. If reducing emissions intensity by 12% is not initially possible, large emitters will be able to invest in an Alberta-based technology fund to develop infrastructure to reduce emissions or to support research into innovative climate change solutions. Large emitters will be required to pay $15 per tonne to the technology fund for every tonne of emissions above the 12% reduction target. Alternatively, large emitters could also invest in Alberta-based projects outside their operations that reduce or offset emissions on their behalf.

In British Columbia, the provincial government has announced a policy goal of reducing greenhouse gas emission by at least 33% below current levels by 2020 and, on July 1, 2008 began imposing a new provincial carbon tax on fuel. This new fuel tax starts at a rate based on $10 per tonne of carbon emissions and rises at a rate of $5 per year up to $30 per tonne by 2012. This tax will act to increase our fuel costs, which would impact our competitiveness in the global marketplace. The provincial government is also currently contemplating “cap and trade” legislation that could impose additional costs on our operations located in the province.

The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. Our operations depend significantly on hydrocarbon energy sources to conduct daily operations, and there are currently no economic substitutes for these forms of energy. The federal and provincial governments have not finalized any formal regulatory programs to control greenhouse gases and it is not yet possible to reasonably estimate the nature, extent, timing and cost of any programs proposed or contemplated, or their potential effects on operations. Most of Elk Valley Coal Partnership’s products are sold outside of Canada, and sales are not expected to be significantly affected by Canada’s Kyoto ratification decision. However, the broad adoption by Kyoto signatory countries and others of emission limitations or other regulatory efforts to control greenhouse gas emissions could materially negatively affect the demand for coal, oil and natural gas, as well as restrict development of new coal or oil sands projects and increase production and transportation costs.

Although we believe our financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance

We prepare our financial reports in accordance with accounting policies and methods prescribed by Canadian generally accepted accounting principles. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the company. Significant accounting policies are described in more detail in the notes to our annual consolidated financial statements for the year ended December 31, 2007, which are incorporated by reference into this prospectus. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control systems for financial reporting. Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance in that regard.

We are subject to legal proceedings, the outcome of which may affect our business

The nature of our business subjects us to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on our business.

Please refer to the detailed disclosure regarding the Upper Columbia River Basin (Lake Roosevelt) legal proceedings on pages 17 and 18 of the Management’s Discussion and Analysis of Financial Position and Operating Results (“MD&A”) of the company for the year ended December 31, 2007 and on page 15 of the MD&A of the company for the six months ended June 30, 2008.

THE COMPANY

Teck Cominco Limited is the continuing company resulting from the merger in 1963 of three companies, Teck-Hughes Gold Mines Ltd., Lamaque Gold Mines Limited and Canadian Devonian Petroleum Ltd., incorporated in 1913, 1937 and 1951, respectively. The company was continued under the Canada Business Corporations Act in 1978 and since that time has undergone several other reorganizations.

We are engaged primarily in the exploration for, and the development and production of, natural resources, with interests in mining and processing operations in Canada, Chile, Peru and the United States. We are the world’s second largest zinc miner and an important producer of copper. We currently hold a 40% direct and 12% indirect interest in, and are the managing partner of, Elk Valley Coal Partnership, which is the world’s second largest producer of metallurgical coal for the seaborne market. See “— Recent Developments — Acquisition of Fording’s Assets” for more information regarding our proposed acquisition of Fording’s assets. Our principal products are copper, zinc, metallurgical coal and gold. Lead, molybdenum, various specialty and other metals, chemicals and fertilizers are produced as by-products of our operations. We also sell electrical power that is surplus to our requirements at the Trail metallurgical operations in British Columbia. We have a 20% interest in Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project in Alberta, and a 50% interest in certain exploration stage oil sands properties. We have interests in the following principal mining and processing operations:

Operation	Ownership Interest		Type of Operation	Jurisdiction

Trail	100%		Zinc/Lead Refinery	British Columbia, Canada
Red Dog	100%		Zinc/Lead Mine	Alaska, USA
Pend Oreille	100%		Zinc/Lead Mine	Washington, USA
Antamina	22.5%		Copper/Zinc Mine	Ancash, Peru
Highland Valley	97.5%		Copper/Molybdenum Mine	British Columbia, Canada
Quebrada Blanca	76.5%		Copper Mine	Tarapaca, Chile
Andacollo	90%		Copper Mine	Coquimbo, Chile
Duck Pond	100%		Copper/Zinc Mine	Newfoundland, Canada
Elkview	38%	(1)	Coal Mine	British Columbia, Canada
Fording River	40%	(1)	Coal Mine	British Columbia, Canada
Greenhills	32%	(1)	Coal Mine	British Columbia, Canada
Coal Mountain	40%	(1)	Coal Mine	British Columbia, Canada
Line Creek	40%	(1)	Coal Mine	British Columbia, Canada
Cardinal River	40%	(1)	Coal Mine	Alberta, Canada
David Bell/Williams	50%		Gold Mine	Ontario, Canada
Pogo	40%		Gold Mine	Alaska, USA

Note:

(1)	Percentages do not include our existing indirect interest through ownership of 19.82% of the outstanding units of Fording Canadian Coal Trust.

RECENT DEVELOPMENTS

Acquisition of Fording’s Assets

On July 29, 2008, Teck announced that it had entered into an agreement with Fording whereby Teck will acquire 100% of Fording’s assets, which consist principally of a royalty in respect of Fording’s 60% non-operating interest in the Elk Valley Coal Partnership (the “Acquisition”). Elk Valley Coal Partnership produces hard coking coal from its six operating mines in British Columbia and Alberta, Canada which it sells to steel mills mainly in Asia and Europe in addition to North and South America. Teck is the managing partner of Elk Valley Coal Partnership.

Under the terms of the Acquisition, Fording’s unitholders will receive US$82.00 in cash and 0.245 of a Class B subordinate voting share of Teck per Fording unit. The aggregate consideration payable by Teck is approximately US$12.4 billion in cash and approximately 36.9 million of its Class B subordinate voting shares. The cash portion of the consideration is expected to be primarily funded by a US$9.8 billion fully underwritten bridge and term loan facility arranged with a syndicate of banks and the proceeds of the sale of Fording units held by Teck prior to closing.

Fording’s July 29, 2008 press release in connection with the Acquisition stated that because Teck is considered a related party to Fording, the Independent Committee of the Trustees of Fording and the Independent Committee of the directors of Fording (GP) ULC retained National Bank Financial Inc. (“National Bank”) as an independent valuator to perform a formal valuation of the Fording units. Fording’s press release indicated National Bank concluded that the value of the Fording units was within a range from $79.00 to $99.00 but did not provide any information regarding the valuation methodologies used by National Bank. A formal valuation has not yet been provided to Teck. Teck has no further information about the methodology or methodologies applied by National Bank.

Teck also entered into an agreement with an affiliate of the Ontario Teachers’ Pension Plan Board (“Teachers”) under which Teachers, in order to facilitate the Acquisition, has agreed to amend Teck’s “top-up” obligations in connection with Teck’s September 2007 acquisition of 11.25% of the outstanding Fording units from Teachers. Teachers will, on completion of the Acquisition, receive compensation of US$105 million for amending its rights, which would have otherwise expired on July 31, 2008.

The Acquisition is expected to close by the end of October, 2008. The Acquisition is subject to customary and other conditions including, among others, the availability of the financing arranged by Teck Cominco, receipt of all necessary regulatory and court approvals, absence of material adverse changes subject to certain exceptions, as well as approval of the Acquisition by 66.67% of Fording’s unitholders present in person or by proxy at the meeting held to approve the

Acquisition and by a majority of Fording unitholders voting on the Acquisition other than Teck Cominco and its affiliates. Closing is expected to occur 20 trading days following satisfaction of those conditions, during which period Fording’s units will continue to trade on the Toronto Stock Exchange and the New York Stock Exchange. Teck Cominco and Fording each retain certain rights to terminate the agreement until the closing of the Acquisition.

Included in this prospectus as Exhibit A are unaudited pro forma consolidated financial statements of the company, including notes thereto, giving effect to the Acquisition.

Acquisition of Global Copper Corp.

On August 1, 2008, Teck completed the acquisition of all of the shares of Global Copper Corp. for aggregate consideration of approximately $415 million, which was satisfied in cash and through the issuance of Class B subordinate voting shares of Teck.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds from the sale of the offered debt securities to fund a portion of the purchase price of the Acquisition or to repay indebtedness incurred to fund such acquisition or otherwise outstanding from time to time and for general corporate purposes. We may invest funds that we do not immediately require in short-term marketable securities.

EARNINGS COVERAGE

Earnings coverage ratios are included in this prospectus in accordance with Canadian disclosure requirements. They have been calculated on a consolidated basis using financial information prepared in accordance with Canadian generally accepted accounting principles and give effect to all of our long-term financial liabilities, and the repayment, redemption or other retirement thereof since the respective dates indicated below. The ratios do not give pro forma effect to any offering of debt securities offered by a prospectus supplement and this prospectus or to any change in indebtedness subsequent to the dates indicated below. For purposes of these calculations, reported net earnings have been increased by interest expense and income taxes. The earnings coverage ratio is equal to net earnings, adjusted as described above, divided by interest expense. These ratios do not purport to be indicative of earnings coverage ratios for any future period. Pro forma earnings coverage ratios referred to below have been calculated assuming completion of the Acquisition.

The earnings coverage ratio for the year ended December 31, 2007 was 26.4 times interest expense. For the twelve-month period ended June 30, 2008, the earnings coverage ratio was 27.6 times interest expense. Our earnings for the year ended December 31, 2007 and the twelve-month period ended June 30, 2008 before interest expense, income taxes, depreciation and amortization amounted to approximately $2.8 billion and $3.0 billion, respectively, which amounted to 29.9 times and 32.1 times our interest expense for those periods, respectively. The pro forma earnings coverage ratio for the year ended December 31, 2007 was 4.3 times interest expense. For the six month period ended June 30, 2008, the pro forma earnings coverage ratio was 5.4 times interest expense.

DESCRIPTION OF SHARE CAPITAL

We are authorized to issue an unlimited number of Class A common shares and Class B subordinate voting shares and an unlimited number of preference shares, issuable in series. As at July 30, 2008, there were outstanding 9,353,470 Class A common shares, 433,076,558 Class B subordinate voting shares (or 437,849,471 calculated on a fully diluted basis, excluding the conversion rights of holders of Class A common shares) and no preference shares.

Class A common shares carry the right to 100 votes per share. Class B subordinate voting shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B subordinate voting share. In all other respects, the Class A common shares and Class B subordinate voting shares rank equally, including in respect of dividends and the right to receive the remaining property of the company upon dissolution. No dividends may be paid on the Class A common shares or the Class B subordinate voting shares unless all dividends on any preference shares outstanding have been paid. Subject to the rights, privileges, restrictions and conditions attaching to any preference shares, the holders of Class A common shares and Class B subordinate voting shares are entitled to dividends as may be declared by the board of directors of the company in their discretion out of funds legally available therefor.

The attributes of the Class B subordinate voting shares contain so-called “coattail provisions” which provide that, if an offer (an “Exclusionary Offer”) to purchase Class A common shares that is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share. The Class B subordinate voting shares will not be convertible in the event that an Exclusionary Offer is not accepted by holders of a majority of the Class A common shares (excluding those shares held by the person making the Exclusionary Offer). If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a “take-over bid” or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the coattail provisions will not apply.

The voting rights attached to the outstanding Class B subordinate voting shares represent approximately 31.7% of the aggregate voting rights attached to the Class A common shares and Class B subordinate voting shares.

DESCRIPTION OF DEBT SECURITIES

In this section, the words “company”, “we”, “us” and “our” refer only to Teck Cominco Limited and not to any of our subsidiaries or joint ventures. The following description sets forth certain general terms and provisions of the debt securities. The particular terms and provisions of the series of debt securities offered by a prospectus supplement and this prospectus, and the extent to which the general terms and provisions described below may apply thereto, will be described in such prospectus supplement.

Unless otherwise specified in the applicable prospectus supplement, the offered debt securities will be issued under the trust indenture (the “indenture”) to be entered into between the company and The Bank of New York Mellon, as trustee (the “trustee”) as supplemented by one or more supplemental indentures (the “indenture”). A copy of the form of indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part. A copy of the executed indenture will also be available on SEDAR at www.sedar.com. The following statements with respect to the indenture and the offered debt securities are brief summaries of certain provisions of the indenture and do not purport to be complete. For a more complete description, including the definition of any terms used but not defined under this section, prospective investors should refer to the indenture and the applicable supplemental indenture. Whenever we refer to particular provisions of the indenture, those provisions are qualified in their entirety by reference to the indenture and the applicable supplemental indenture.

We may from time to time issue debt securities and incur additional indebtedness otherwise than through the offering of debt securities pursuant to this prospectus.

General

The indenture does not limit the aggregate principal amount of debt securities (which may include debentures, notes or other evidences of indebtedness) which may be issued thereunder. It provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in foreign currencies, including composite currencies. Special Canadian and United States federal income tax considerations applicable to any debt securities so denominated will be described in the prospectus supplement relating thereto. The debt securities offered pursuant to this prospectus will be limited to US$6,000,000,000 (or the equivalent in other currencies) aggregate principal amount. Unless otherwise indicated in the applicable prospectus supplement, the indenture also permits the company to increase the principal amount of any series of debt securities previously issued and to issue such increased principal amount.

The terms of the debt securities we may offer may differ from the general information provided below. In particular, certain covenants described below may not apply to certain debt securities we may offer under the indenture. We may issue debt securities with terms different from those of debt securities previously issued under the indenture.

The applicable prospectus supplement will set forth the specific terms relating to the debt securities of the series being offered and may include, without limitation, any of the following:

•	the specific designation of the offered debt securities;

•	the aggregate principal amount of the offered debt securities;

•	the extent and manner, if any, to which payment on or in respect of the offered debt securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

•	the percentage or percentages of principal amount at which the offered debt securities will be issued;

•	the date or dates, if any, on which the offered debt securities will mature and the portion (if less than all of the principal amount) of the offered debt securities to be payable upon declaration of acceleration of maturity;

•	the rate or rates per annum (which may be fixed or variable) at which the offered debt securities will bear interest, if any, the date or dates from which any such interest will accrue (or the method by which such date or dates will be determined) and the dates on which any such interest will be payable and the regular record dates for any interest payable on the offered debt securities;

•	any mandatory or optional redemption or sinking fund or analogous provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the offered debt securities may be redeemed or purchased at the option of the company or otherwise;

•	whether the offered debt securities will be issuable in whole or in part in the form of one or more registered global securities (“registered global securities”) and, if so, the identity of the depositary for such registered global securities;

•	the denominations in which registered debt securities (“registered securities”) will be issuable, if other than denominations of US$1,000 and any integral multiple thereof;

•	each place where the principal of and any premium and interest on the offered debt securities will be payable and each place where the offered debt securities may be presented for registration of transfer or exchange;

•	if other than United States dollars, the foreign currency or the units based on or relating to foreign currencies in which the offered debt securities are denominated and/or in which the payment of the principal of and any premium and interest on the offered debt securities will or may be payable;

•	any index formula or other method pursuant to which the amount of payments of principal of, and any premium and interest on, the offered debt securities will or may be determined;

•	whether and under what circumstances we will pay Additional Amounts (as defined below under “— Payment of Additional Amounts”) on the offered debt securities in respect of certain taxes (and the terms of any such payment) and, if so, whether we will have the option to redeem the offered debt securities rather than pay the Additional Amounts (and the terms of any such option);

•	the terms and conditions, if any, on which the debt securities may be convertible into or exchangeable for any other of our securities or securities of other entities;

•	whether the payment of the offered debt securities will be guaranteed by any other person, and the terms of any such guarantees;

•	whether the offered debt securities will have the benefit of any security interest created pursuant to the terms of the indenture; and

•	any other terms of the offered debt securities, including covenants and events of default which apply solely to the offered debt securities, or any covenants or events of default generally applicable to the debt securities which are not to apply to the offered debt securities.

Unless otherwise provided in the applicable prospectus supplement, any guarantee in respect of debt securities would fully and unconditionally guarantee the payment of the principal of, and interest and premium, if any, on, such debt securities when such amounts become due and payable, whether at maturity thereof or by acceleration, notice of redemption or otherwise. We expect any guarantee provided in respect of senior debt securities would constitute a senior, unsecured obligation of the applicable guarantor. Other debt securities that we may issue also may be guaranteed and the terms of such guarantees (including any subordination) would be described in the applicable prospectus supplement. If any debt securities are to be guaranteed, we expect that Teck Cominco Metals Ltd. (“Cominco”), our wholly-owned subsidiary, would be the guarantor.

Unless otherwise indicated in the applicable prospectus supplement, the indenture does not afford the holders the right to tender debt securities to the company for repurchase or provide for any increase in the rate or rates of interest at which the debt securities will bear interest in the event we should become involved in a highly leveraged transaction or in the event of a change in control of the company.

Our debt securities may be issued under the indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for

Canadian and/or United States federal income tax purposes will be described in the prospectus supplement relating thereto.

Ranking and Other Indebtedness

Except as indicated herein or in the applicable prospectus supplement, the debt securities and any guarantees in respect of such debt securities will be unsecured obligations of the company and any applicable guarantor, respectively, and will rank equally with all of our and any applicable guarantor’s other unsecured and unsubordinated Indebtedness from time to time outstanding. The debt securities will be effectively subordinated to all Indebtedness and other liabilities of our subsidiaries and subordinated to all secured Indebtedness and other secured liabilities of us and our subsidiaries (other than any applicable guarantor, for so long as its guarantee remains in effect) to the extent of the assets securing such Indebtedness and other liabilities. Any debt securities that are guaranteed by Cominco will rank pari passu with Teck’s US$200,000,000 7.00% Notes due 2012, its US$300,000,000 5.375% Notes due 2015 and its US$700,000,000 6.125% Notes due 2035. At June 30, 2008, the aggregate amount of the Indebtedness and trade payables of our subsidiaries (other than Cominco) was approximately US$201 million and we and our subsidiaries had US$154 million of secured Indebtedness outstanding. In addition, Compañía Minera Antamina S.A., in which we have a 22.5% interest, had outstanding at June 30, 2008, US $760 million of revolving debt, trade payables and current taxes, our proportionate share of which is reflected in our consolidated balance sheet. Elk Valley Coal Partnership, in which we have a 40% partnership interest, has given an unsecured guarantee of up to $400 million of indebtedness of Fording Inc., which guarantee is limited in recourse against us to the assets of Elk Valley Coal Partnership. The debt securities will be effectively subordinated to the obligations of Elk Valley Coal Partnership under this guarantee. This guarantee is expected to terminate if the Acquisition is completed.

Form, Denomination, Exchange and Transfer

Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be issued only in fully registered form without coupons and in denominations of US$1,000 or any integral multiple thereof. Debt securities may be presented for exchange and registered securities may be presented for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the indenture and in the applicable prospectus supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith. The company has appointed the trustee as security registrar.

Payment

Unless otherwise indicated in the applicable prospectus supplement, payment of the principal of and any premium and interest on registered securities (other than registered global securities) will be made at the office or agency of the trustee at 101 Barclay Street, Floor 4 East, New York, New York 10286, Attention: Global Finance Unit, to the persons in whose name such registered securities are registered at the close of business on the regular record date for such interest payment.

Registered Global Securities

The registered securities of a particular series may be issued in the form of one or more registered global securities which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to such series. Unless and until exchanged, in whole or in part, for debt securities in definitive registered form, a registered global security may not be transferred except as a whole by the depositary for such registered global security to a nominee of such depositary, by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of debt securities to be represented by a registered global security will be described in the prospectus supplement relating to such series. The company anticipates that the following provisions will apply to all depositary arrangements.

Upon the issuance of a registered global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by such registered global security to the accounts of such persons having accounts with such depositary or its nominee (“participants”) as will be designated by the underwriters, investment dealers or agents participating in the distribution of such debt securities, or by the company if such debt securities are offered and sold directly by the company. Ownership of beneficial interests in a registered global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

So long as the depositary for a registered global security or its nominee is the registered owner thereof, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such registered global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a registered global security will not be entitled to have debt securities of the series represented by such registered global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of such series in definitive form and will not be considered the owners or holders thereof under the indenture.

Principal, premium, if any, and interest payments on a registered global security registered in the name of a depositary or its nominee will be made to such depositary or nominee, as the case may be, as the registered owner of such registered global security. None of the company, the trustee or any paying agent for debt securities of the series represented by such registered global security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such registered global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that the depositary for a registered global security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such registered global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in such registered global security held through such participants will be governed by standing instructions and customary practices, as is now the case with debt securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

If the depositary for a registered global security representing debt securities of a particular series is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act and no successor depositary is appointed within 90 days after we receive notice or become aware of such condition, we will issue registered securities of such series in definitive form in exchange for such registered global security. In addition, we may at any time and in our sole discretion determine not to have the debt securities of a particular series represented by one or more registered global securities and, in such event, will issue registered securities of such series in definitive form in exchange for all of the registered global securities representing debt securities of such series.

Certain Covenants

Set forth below is a summary of certain of the defined terms used in the indenture. We urge you to read the indenture for the full definition of all such terms.

“Attributable Debt” means as to any particular lease under which any person is liable at the time as lessee, and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such person under such lease during the remaining term thereof (including any period for which such lease has been extended or may, at the option of the lessor, be extended), discounted from the respective due dates thereof to such date at a rate per annum equivalent to the rate inherent in such lease (as determined by our board of directors) compounded semi-annually, excluding amounts required to be paid on account of or attributable to operating costs and overhead charges and including, in certain circumstances, any termination penalty in the case of a lease terminable by the lessee.

“Consolidated Net Tangible Assets” means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (1) all current liabilities (excluding any portion thereof constituting Funded Debt); and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent consolidated balance sheet of Teck and computed in accordance with GAAP.

“Funded Debt” means, as applied to any person, all Indebtedness created or assumed by such person maturing after, or renewable or extendable at the option of such person beyond, 12 months from the date of creation thereof.

“GAAP” means generally accepted accounting principles in Canada in effect from time to time, unless the person’s most recent audited or quarterly financial statements are not prepared in accordance with generally accepted accounting principles in Canada, in which case “GAAP” will mean generally accepted accounting principles in the United States in effect from time to time.

“Indebtedness” means all obligations for borrowed money represented by notes, bonds, debentures or similar evidence of indebtedness and obligations for borrowed money evidenced by credit, loan or other like agreements.

“Mortgage” means any mortgage, deed of trust, pledge, hypothéc, lien, encumbrance, charge or security interest of any kind.

“person” means any individual, corporation, partnership, joint venture, association, limited liability company, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Principal Property” means the interest of Teck or any Restricted Subsidiary in (1) the property located near Marathon, Ontario, Canada, known as the “Williams mine”, the property located near Marathon, Ontario, Canada, known as the “David Bell mine”, the property located near Kamloops, British Columbia, Canada, known as the “Highland Valley copper mine” and the property located near Kotzebue, Alaska, U.S.A., known as the “Red Dog mine”; and (2) any (a) mineral property or (b) manufacturing or processing plant, building, structure, dam or other facility, together with the land upon which it is erected and fixtures comprising a part thereof, whether owned as of the date of the indenture or thereafter acquired or constructed by Teck or any Restricted Subsidiary, which, in the case of the items enumerated in each of 2(a) and 2(b) above, is located in Canada or the United States or its territories or possessions, the net book value of which interest, in each case, on the date as of which the determination is being made, is an amount which exceeds 10% of Consolidated Net Tangible Assets, except any such mineral property, plant, building, structure, dam or other facility or any portion thereof, together with the land upon which it is erected and fixtures comprising a part thereof, (i) acquired or constructed principally for the purpose of controlling or abating atmospheric pollutants or contaminants, or water, noise, odor or other pollution or (ii) which the board of directors of Teck by resolution declares is not of material importance to the total business conducted by Teck and its Restricted Subsidiaries considered as one enterprise.

“Restricted Subsidiary” means (1) any Subsidiary (a) substantially all of the property of which is located, or substantially all of the business of which is carried on, within Canada or the United States or its territories or possessions; and (b) which owns or leases a Principal Property; and (2) any Subsidiary engaged primarily in the business of owning or holding securities of Restricted Subsidiaries; provided that the term “Restricted Subsidiary” will not include any Subsidiary the principal assets of which are stock or Indebtedness of persons which conduct substantially all of their business outside Canada or the United States or its territories or possessions.

“Sale and Leaseback Transactions” mean any arrangement with a bank, insurance company or other lender or investor (other than Teck or a Restricted Subsidiary) providing for the leasing by Teck or any such Restricted Subsidiary of any Principal Property which has been or is to be sold or transferred, more than 120 days after the later of the acquisition, completion of construction or commencement of full operation thereof by Teck or such Restricted Subsidiary to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such Principal Property.

“Shareholders’ Equity” means the aggregate amount of shareholders’ equity of Teck as shown on the most recent audited annual consolidated balance sheet of Teck and computed in accordance with GAAP.

“Subsidiary” means, at any relevant time, any person of which the voting shares or other interests carrying more than 50% of the outstanding voting rights attached to all outstanding voting shares or other interests are owned, directly or indirectly, by or for Teck and/or one or more Subsidiaries of Teck.

Negative Pledge

We have covenanted under the indenture that for so long as any of our debt securities under the indenture are outstanding, and subject to the provisions of the indenture, we will not, and we will not permit any Restricted Subsidiary to, create, incur, issue, assume or otherwise have outstanding any Mortgage on or over any Principal Property now owned or hereafter acquired by Teck or a Restricted Subsidiary to secure any Indebtedness, or on shares of stock or Indebtedness of any Restricted Subsidiary now owned or hereafter acquired by Teck or a Restricted Subsidiary to secure any Indebtedness, unless at the time thereof or prior thereto the debt securities then outstanding under the indenture (together with, if and to the extent we so determine, any other Indebtedness then existing or thereafter created) are secured equally and rateably with (or prior to) any and all such Indebtedness for so long as such Indebtedness is so secured by such

Mortgage; provided, however, such negative pledge will not apply to or operate to prevent or restrict the following permitted encumbrances:

(1)	any Mortgage on property, shares of stock or Indebtedness of any person existing at the time such person becomes a Restricted Subsidiary or created, incurred, issued or assumed in connection with the acquisition of any such person;

(2)	any Mortgage on any Principal Property created, incurred, issued or assumed at or prior to the time such property became a Principal Property or existing at the time of acquisition of such Principal Property by Teck or a Restricted Subsidiary, whether or not assumed by Teck or such Restricted Subsidiary; provided that no such Mortgage will extend to any other Principal Property of Teck or any Restricted Subsidiary;

(3)	any Mortgage on all or any part of any Principal Property (including any improvements or additions to improvements on a Principal Property) hereafter acquired, developed, expanded or constructed by Teck or any Restricted Subsidiary to secure the payment of all or any part of the purchase price, cost of acquisition or cost of development, expansion or construction of such Principal Property or of improvements or additions to improvements thereon (or to secure any Indebtedness incurred by Teck or a Restricted Subsidiary for the purpose of financing all or any part of the purchase price, cost of acquisition or cost of development, expansion or construction thereof or of improvements or additions to improvements thereon) created prior to, at the time of, or within 360 days after the later of, the acquisition, development, expansion or completion of construction (including construction of improvements or additions to improvements thereon), or commencement of full operation of such Principal Property; provided that no such Mortgage will extend to any other Principal Property of Teck or a Restricted Subsidiary other than, in the case of any such construction, improvement, development, expansion or addition to improvement, all or any part of any other Principal Property on which the Principal Property so constructed, developed or expanded, or the improvement or addition to improvement, is located;

(4)	any Mortgage on any Principal Property of any Restricted Subsidiary to secure Indebtedness owing by it to Teck or to another Restricted Subsidiary;

(5)	any Mortgage on any Principal Property of Teck to secure Indebtedness owing by it to a Restricted Subsidiary;

(6)	any Mortgage on any Principal Property or other assets of Teck or any Restricted Subsidiary existing on the date of the indenture, or arising thereafter pursuant to contractual commitments entered into prior to the date of the indenture;

(7)	any Mortgage on any Principal Property or other assets of Teck or any Restricted Subsidiary created for the sole purpose of extending, renewing, altering or refunding any of the foregoing Mortgages, provided that the Indebtedness secured thereby will not exceed the principal amount of Indebtedness so secured at the time of such extension, renewal, alteration or refunding, plus an amount necessary to pay fees and expenses, including premiums, related to such extensions, renewals, alterations or refundings, and that such extension, renewal, alteration or refunding Mortgage will be limited to all or any part of the same Principal Property and improvements and additions to improvements thereon and/or shares of stock and Indebtedness of a Restricted Subsidiary which secured the Mortgage extended, renewed, altered or refunded or either of such property or shares of stock or Indebtedness; or

(8)	any Mortgage on any Principal Property or on any shares of stock or Indebtedness of any Restricted Subsidiary created, incurred, issued or assumed to secure Indebtedness of Teck or any Restricted Subsidiary, which would otherwise be subject to the foregoing restrictions, in an aggregate amount which, together with the aggregate principal amount of other Indebtedness secured by Mortgages on any Principal Property or on any shares of stock or Indebtedness of any Restricted Subsidiary then outstanding (excluding Indebtedness secured by Mortgages permitted under the foregoing exceptions) and the Attributable Debt in respect of all Sale and Leaseback Transactions entered into after the date of the indenture (not including Attributable Debt in respect of any such Sale and Leaseback Transactions the proceeds of which are applied as set forth below under “— Limitation on Sale and Leaseback Transactions”) would not then exceed 10% of Consolidated Net Tangible Assets.

For purposes of the foregoing and the covenant below entitled “— Limitation on Sale and Leaseback Transactions”, the giving of a guarantee which is secured by a Mortgage on a Principal Property or on shares of stock or Indebtedness of any Restricted Subsidiary, and the creation of a Mortgage on a Principal Property or on shares of stock or Indebtedness of any Restricted Subsidiary to secure Indebtedness which existed prior to the creation of such Mortgage, will be deemed to involve the creation of Indebtedness in an amount equal to the principal amount guaranteed or secured by such Mortgage but the amount of Indebtedness secured by Mortgages on any Principal Property and shares of stock and Indebtedness of Restricted Subsidiaries will be computed without cumulating the underlying Indebtedness with any guarantee thereof or Mortgage securing the same.

The following types of transactions will not be deemed to be Mortgages securing Indebtedness: any acquisition by Teck or any Restricted Subsidiary of any property or assets subject to any reservation or exception under the terms of which any vendor, lessor or assignor creates, reserves or excepts or has created, reserved or excepted an interest in base metals, precious metals, oil, gas or any other mineral or timber in place or the proceeds thereof; any conveyance or assignment whereby Teck or any Restricted Subsidiary conveys or assigns to any person or persons an interest in base metals, precious metals, oil, gas or any other mineral or timber in place or the proceeds thereof; or any Mortgage upon any property or assets owned or leased by Teck or any Restricted Subsidiary or in which Teck or any Restricted Subsidiary owns an interest to secure to the person or persons paying the expenses of developing or conducting operations for the recovery, storage, transportation or sale of the mineral resources of the said property (or property with which it is utilized) the payment to such person or persons of Teck’s or the Restricted Subsidiary’s proportionate part of such development or operating expense; provided that such Mortgage does not extend beyond such property or assets and that the principal amount of any Indebtedness secured thereby does not exceed the amount of such expenses.

Limitation on Sale and Leaseback Transactions

Sale and Leaseback Transactions by Teck or any Restricted Subsidiary of any Principal Property are prohibited by the indenture unless (1) such transaction involves a lease or right to possession or use for a temporary period not to exceed three years following such transaction, by the end of which it is intended that the use of such property by the lessee will be discontinued; or (2) immediately prior to the entering into of such transaction, Teck or such Restricted Subsidiary could create a Mortgage on such Principal Property securing Indebtedness in an amount equal to the Attributable Debt with respect to the particular Sale and Leaseback Transaction; or (3) the proceeds of such transaction (a) are equal to or greater than the fair market value (as determined by our board of directors) of the Principal Property so sold and leased back at the time of entering into such Sale and Leaseback Transaction and (b) within 180 days after such transaction, are applied to either the payment of all or any part of the purchase price, cost of acquisition, cost of development, cost of expansion or cost of construction of a Principal Property or cost of improvements or additions to improvements thereon or the prepayment (other than mandatory prepayment) of Funded Debt of Teck or a Restricted Subsidiary (other than Funded Debt held by Teck or any Restricted Subsidiary).

Consolidation, Amalgamation and Merger and Sale of Assets

We may not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other person, or, directly or indirectly, convey, transfer or lease all or substantially all our properties and assets to any person, unless:

•	the person formed by or continuing from such consolidation or amalgamation or into which we are merged or with which we enter into such statutory arrangement or the person which acquires or leases all or substantially all of our properties and assets is organized and existing under the laws of the United States, any state thereof or the District of Columbia or the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, statutory arrangement or other transaction would not impair the rights of the holders of the debt securities under the indenture, in any other country, provided that if such successor person is organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia, or the laws of Canada or any province or territory thereof, the successor person assumes our obligations under the debt securities and the indenture to pay Additional Amounts (as defined below under “— Payment of Additional Amounts”), and, in connection therewith, for purposes of the provisions described in “— Payment of Additional Amounts” and “— Tax Redemption” below, the reference to such successor jurisdiction is added with “Canada” and “Canadian” in each place that “Canada” or “Canadian” appears therein;

•	the successor person expressly assumes or assumes by operation of law all of our obligations under our debt securities and under the indenture;

•	immediately before and after giving effect to such transaction, no event of default and no event which, after notice or lapse of time or both, would become an event of default, will have happened and be continuing; and

•	certain other conditions are met.

If, as a result of any such transaction, any of our Principal Properties become subject to a Mortgage, then, unless such Mortgage could be created pursuant to the indenture provisions described under “— Negative Pledge” above without equally and ratably securing our debt securities, we, simultaneously with or prior to such transaction, will cause our debt securities to be secured equally and ratably with or prior to the Indebtedness secured by such Mortgage.

Payment of Additional Amounts

Unless otherwise specified in the applicable prospectus supplement, all payments made by or on behalf of us under or with respect to any series of our debt securities issued under the indenture (or by any guarantor with respect to any guarantee of any debt securities) will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Canadian Taxes”), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities issued under the indenture, we will pay to each holder of such debt securities as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a debt securities holder (such holder, an “Excluded Holder”):

•	with which we do not deal at arm’s length (for the purposes of the Income Tax Act (Canada)) at the time of the making of such payment;

•	which is subject to such Canadian Taxes by reason of the debt securities holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the debt securities or the receipt of payments thereunder;

•	which is subject to such Canadian Taxes by reason of the debt securities holder’s failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes; or

•	which is subject to such Canadian Taxes because the debt securities holder is not entitled to the benefit of an applicable treaty by reason of the legal nature of such holder.

We will also:

•	make such withholding or deduction; and

•	remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

We will furnish to the holders of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

We will indemnify and hold harmless each holder of debt securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount (excluding any Additional Amounts that have previously been paid by us) of:

•	any Canadian Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the debt securities;

•	any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

•	any Canadian Taxes imposed with respect to any reimbursement under the preceding two bullet points, but excluding any such Canadian Taxes on such holder’s net income.

Wherever in the indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest, if any, or any other amount payable under or with respect to a debt security, such mention will be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

Unless otherwise specified in the applicable prospectus supplement, a series of our debt securities will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to, but not including, the date fixed for redemption, upon the giving of a notice as described below, if we determine that:

•	as a result of (A) any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of our successor) or of any political subdivision or taxing authority thereof or therein affecting taxation, or (B) any change in the official position regarding the application or interpretation of such laws, regulations or rulings by any legislative body, court, governmental agency or regulatory authority (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after (i) the date of the applicable prospectus supplement, or (ii) the date a party organized in a jurisdiction other than Canada or the United States becomes our successor, we or such successor, as applicable, have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series; or

•	on or after (i) the date of the applicable prospectus supplement, or (ii) the date a party organized in a jurisdiction other than Canada or the United States becomes our successor, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of our successor) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the first bullet, whether or not such action was taken or such decision was rendered with respect to us or such successor, as applicable, or any change, amendment, application or interpretation will be officially proposed, which, in any such case, in the written opinion of our legal counsel, will result in our, or the successor, as applicable, becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series, and, in any such case, we, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us.

In the event that we elect to redeem a series of our debt securities pursuant to the provisions set forth in the preceding paragraph, we will deliver to the trustee an officers’ certificate, signed by two authorized officers, stating that we are entitled to redeem such series of our debt securities pursuant to their terms.

Notice of intention to redeem such series of our debt securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Provision of Financial Information

We will file with the trustee, within 15 days after we file them with the SEC, copies, which may be in electronic format, of our annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the trustee:

•	within 140 days after the end of each fiscal year, the information required to be contained in annual reports on Form 20-F, Form 40-F or Form 10-K as applicable (or any successor form); and

•	within 60 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form) which, regardless of applicable requirements will, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange.

Such information will be prepared in accordance with Canadian disclosure requirements and GAAP; provided, however, that we will not be obligated to file such report with the SEC if the SEC does not permit such filings.

Events of Default

The following are summaries of events of default under the indenture with respect to debt securities of any series:

•	default in the payment of any interest on any debt securities of that series when such interest becomes due and payable, and such default is continued for 30 days;

•	default in the payment of the principal of (or premium, if any, on) any debt securities of that series when it becomes due and payable;

•	default in the performance, or breach, of any of the covenants of the company in the indenture in respect of the debt securities of that series and described above under “— Consolidation, Amalgamation and Merger and Sale of Assets”;

•	default in the performance, or breach, of any other covenant of the company in the indenture in respect of the debt securities of that series, and such default or breach is continued for 60 days after written notice to us as provided in the indenture;

•	if an event of default (as defined in any indenture or instrument under which we or one of our Restricted Subsidiaries has at the time of the indenture or will thereafter have outstanding any Indebtedness) has occurred and is continuing, or Teck or any Restricted Subsidiary has failed to pay principal amounts with respect to such Indebtedness at maturity and such event of default or failure to pay has resulted in Indebtedness under such indentures or instruments being declared due, payable or otherwise being accelerated, in either event so that an amount in excess of the greater of US$50,000,000 and 2% of our Shareholders’ Equity will be or become due, payable and accelerated upon such declaration or prior to the date on which the same would otherwise have become due, payable and accelerated (the “accelerated indebtedness”), and such acceleration will not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument will not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated indebtedness, then (i) if the accelerated indebtedness will be as a result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, it will not be considered an event of default for purposes of the indenture governing our debt securities until 30 days after such Indebtedness has been accelerated, or (ii) if the accelerated indebtedness will occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such accelerated indebtedness is, by its terms, non-recourse to us or our Restricted Subsidiaries, it will not be considered an event of default for purposes of the indenture governing our debt securities; or (B) if such accelerated indebtedness is recourse to us or our Restricted Subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or an event of default will be applicable together with an additional seven days before being considered an event of default for purposes of the indenture;

•	certain events of bankruptcy, insolvency or reorganization occur; and

•	any other events of default provided with respect to debt securities of that series.

If an event of default with respect to any series of the debt securities occurs and is continuing, unless the principal amount of all of the debt securities of that series will have already become due and payable, the trustee may, in its discretion, and will upon request in writing made by the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of such affected series, declare by written notice to us as provided in the indenture, the principal amount of all debt securities of such affected series and all accrued interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to the debt securities has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul such declaration.

Except in cases of default where the trustee is required to exercise those rights and powers vested in it by the indenture, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs, the trustee is not required to take any action under the indenture at the request of any holders of the debt securities unless the holders offer the trustee protection from expenses and liability satisfactory to the trustee (called an “indemnity”). If such indemnity is provided, the holders of a majority in aggregate principal amount of the outstanding debt securities may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee and these majority holders may also direct the trustee to perform or exercise any trust or power granted to the trustee under the indenture with respect to the debt securities.

No holder of debt securities of any series will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee or for any other remedy thereunder, unless:

(1)	such holder has previously given to the trustee written notice that an event of default has occurred with respect to the debt securities of such series;

(2)	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series make a written request that the trustee take action because of the default, and such holder or holders offer an indemnity satisfactory to the trustee against the cost and other liabilities of taking that action; and

(3)	the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series a direction inconsistent with such request and has failed to take any action for 60 days after receipt of the above notice, request and direction.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of, or any premium, if any, or interest on such debt securities on or after the applicable due date specified in such debt securities.

The trustee may withhold notice of any continuing default from the holders of the debt securities (except a default in the payment of principal (or premium, if any) or interest, if any), if it determines in good faith that withholding notice is in the interest of the holders.

Every year we will furnish to the trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities or, if not, specifying any known default.

Modification and Waiver

Modifications and amendments of the indenture may be made by us, any applicable guarantor and the trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

•	change the stated maturity of the principal of (or premium, if any) or any installment of interest, if any, on any debt security;

•	change any of our obligations to pay Additional Amounts (except under certain circumstances provided in the indenture);

•	reduce the principal amount of (or premium, if any), or rate of interest, if any, on any debt security;

•	reduce the amount of principal of a debt security payable upon acceleration of the maturity thereof or the amount thereof provable in bankruptcy or adversely affect any right of repayment at the option of any holder of debt securities;

•	change the place of payment;

•	change the currency of payment of principal of (or premium, if any) or interest, if any, on any debt security;

•	adversely affect any right to convert or exchange any debt security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

•	reduce the voting or quorum requirements relating to meetings of holders of debt securities;

•	reduce the percentage of aggregate principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of the applicable indenture provisions or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

•	modify any provisions of the indenture relating to the modification and amendment of the indenture or the waiver of past defaults of covenants except as otherwise specified in the indenture.

The holders of a majority in principal amount of our outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the indenture. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. The indenture or the debt securities may be amended or supplemented, without the consent of any holder of such debt securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change, in any case, that would not adversely affect any holder of such debt securities.

Defeasance and Covenant Defeasance

Unless otherwise specified in the applicable prospectus supplement, the indenture provides that, at our option, we (and any applicable guarantor) will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the trustee, in trust, of money and/or U.S. government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of financial advisers or independent chartered accountants as evidenced by a certificate of an officer of the company delivered to the trustee to pay the principal of (and premium, if any) and interest, if any, on the outstanding debt securities of such series (hereinafter referred to as a “defeasance”) (except with respect to the authentication, transfer, exchange or replacement of our debt securities or the maintenance of a place of payment and certain other obligations set forth in the indenture). Such trust may only be established if, among other things:

•	we have delivered to the trustee an opinion of counsel in the United States stating that (i) we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or (ii) since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

•	we have delivered to the trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other Canadian tax purposes as a result of such defeasance and will be subject to Canadian federal, provincial or territorial income and other Canadian tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance not occurred (and for the purposes of such opinion, such Canadian counsel will assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada);

•	no event of default or event that, with the passing of time or the giving of notice, or both, will constitute an event of default will have occurred and be continuing on the date of such deposit;

•	we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit and after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and

•	other customary conditions precedent are satisfied.

We may exercise our defeasance option notwithstanding our prior exercise of our covenant defeasance option described in the following paragraph if we meet the conditions described in the preceding paragraph at the time we exercise the defeasance option.

The indenture provides that, at our option, unless and until we have exercised our defeasance option described above, we (and any applicable guarantor) may omit to comply with the covenants described under “— Negative Pledge” and “— Limitation on Sale and Leaseback Transactions”, and certain aspects of the covenant described under “— Consolidation, Amalgamation, Merger and Sale of Assets” and certain other covenants and such omission will not be deemed to be an event of default under the indenture and our outstanding debt securities upon irrevocable deposit with the trustee, in trust, of money and/or U.S. government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of financial advisers or independent chartered accountants as evidenced by a certificate of an officer of the company delivered to the trustee to pay the principal of (and premium, if any) and interest, if any, on the outstanding debt securities (hereinafter referred to as “covenant defeasance”). If we exercise our covenant defeasance option, the obligations under the indenture other than with respect to such covenants and the events of default other than with respect to such covenants will remain in full force and effect. Such trust may only be established if, among other things:

•	we have delivered to the trustee an opinion of counsel in the United States to the effect that the holders of our outstanding debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

•	we have delivered to the trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of our outstanding debt securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other Canadian tax purposes as a result of such covenant defeasance and will be subject to Canadian federal, provincial or territorial income and other Canadian tax on the same amounts, in the same manner and at the same times as would have been the case had such covenant defeasance not occurred (and for the purposes of such opinion, such Canadian counsel will assume that holders of our outstanding debt securities include holders who are not resident in Canada);

•	no event of default or event that, with the passing of time or the giving of notice, or both, will constitute an event of default will have occurred and be continuing on the date of such deposit;

•	we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit and after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and

•	other customary conditions precedent are satisfied.

Governing Law

The indenture and the offered debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Consent to Service

Under the indenture, Teck has irrevocably appointed CT Corporation System, 111 – 8th Avenue, 13th Floor, New York, New York 10011, as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the indenture or the offered debt securities that may be instituted in any federal or New York state court located in the Borough of Manhattan, in the City of New York, or brought by the trustee (whether in its individual capacity or in its capacity as trustee under the indenture), and will irrevocably submit to the non-exclusive jurisdiction of such courts.

Discharge of the Indenture

We may satisfy and discharge our obligations under the indenture with respect to the offered debt securities by delivering to the trustee for cancellation all such outstanding debt securities or by depositing with the trustee or the paying agent, after such debt securities have become due and payable, whether at stated maturity, on any redemption date or otherwise, cash sufficient to pay all of the outstanding debt securities and pay all other sums payable under the indenture by us.

Enforceability of Judgments

We are incorporated under and governed by the laws of Canada. Many of our assets are located outside the United States and most of our directors and officers and some of the experts named in this prospectus are not residents of the United States. As a result, it may be difficult for you to effect service within the United States upon us and upon those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers or experts under the United States federal securities laws. We have been advised by our Canadian counsel, Lang Michener LLP, that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments in United States courts, of civil liabilities predicated upon United States federal securities laws.

PRICE RANGE AND TRADING VOLUMES

The Class A common shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “TCK.A”. The Class B subordinate voting shares are listed and posted for trading on the TSX and the New York Stock Exchange (the “NYSE”) under the symbols “TCK.B” and “TCK”, respectively. The following tables set forth the reported high and low closing sale prices and the aggregate volume of trading of the Class A common shares and the Class B subordinate voting shares on the TSX during the 12 months preceding the date of this prospectus.

Class A Common Shares				Class B Subordinate Voting Shares
Date	High	Low	Volume	Date	High	Low	Volume

2007
July	$58.20	$50.00	107,229	July	$52.22	$45.80	57,190,129
August	$55.00	$48.45	134,156	August	$46.31	$40.35	56,387,114
September	$55.45	$51.14	38,200	September	$48.22	$42.58	52,170,476
October	$57.36	$52.85	46,011	October	$51.24	$46.20	46,236,084
November	$52.50	$42.34	65,628	November	$45.74	$34.83	78,523,395
December	$48.75	$43.50	81,623	December	$39.35	$33.60	58,262,811
2008
January	$44.90	$35.50	96,801	January	$36.02	$28.98	86,587,974
February	$47.11	$40.25	60,641	February	$41.19	$32.88	77,971,117
March	$48.45	$43.01	45,853	March	$42.91	$38.27	71,921,957
April	$53.74	$46.00	35,851	April	$48.28	$41.09	65,213,122
May	$56.01	$48.20	141,962	May	$52.00	$43.60	50,421,912
June	$53.25	$49.40	70,083	June	$50.01	$47.25	39,945,448
July	$51.99	$40.37	54,746	July	$48.66	$38.66	70,152,804
August 1-8	$47.00	$42.57	11,500	August 1-8	$45.00	$41.24	12,625,000

CERTAIN INCOME TAX CONSEQUENCES

The applicable prospectus supplement will describe to an investor who is a non-resident of Canada certain Canadian federal income tax consequences of acquiring any debt securities offered thereunder, including whether the payments of principal, premium (if any) and interest will be subject to Canadian non-resident withholding tax. The applicable prospectus supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any debt securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code).

PLAN OF DISTRIBUTION

We may sell the offered debt securities to or through underwriters or dealers, and also may sell such debt securities to one or more other purchasers directly or through agents.

The applicable prospectus supplement will set forth the terms of the offering relating to the particular debt securities, including, to the extent applicable, the name or names of any underwriters or agents, the initial offering price or prices of the offered debt securities, the proceeds to us from the sale of the offered debt securities, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

The offered debt securities may be sold from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers.

In connection with the sale of the offered debt securities, underwriters may receive compensation from us or from purchasers of such debt securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the offered debt securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of such debt securities by them may be deemed to be underwriting commissions under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as the company’s agents to solicit offers by certain institutions to purchase the offered debt securities directly from the company pursuant to contracts providing for payment and delivery on a future date. Such contracts will be subject only to the conditions set forth in such prospectus supplement, which will also set forth the commission payable for solicitation of such contracts.

Underwriters, dealers and agents who participate in the distribution of the offered debt securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contributions with respect to payments which such underwriters, dealers, or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

In connection with any offering of debt securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the debt securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The offered debt securities will not be qualified for sale under the securities laws of Canada or any province or territory of Canada, unless the applicable prospectus supplement indicates otherwise with respect to the offered debt securities, and will not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada.

Each series of offered debt securities will be a new issue of debt securities with no established trading market. Unless otherwise specified in the applicable prospectus supplement relating to a series of offered debt securities, the offered debt securities will not be listed on any securities exchange or automated quotation system and you may not be able to resell any such debt securities purchased. Certain broker-dealers may make a market in the offered debt securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the offered debt securities of any series or as to the liquidity of the trading market for the offered debt securities of any series.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement, certain matters of Canadian law will be passed upon for the company by Lang Michener LLP, Toronto and Vancouver, Canada. Certain matters of United States law will be passed upon for the company by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. In addition, certain matters of United States and Canadian law will be passed upon for the underwriters by Shearman & Sterling LLP, Toronto, Canada and Blake, Cassels & Graydon LLP, Toronto, Canada, respectively.

EXPERTS

Our consolidated financial statements as at December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007 have been incorporated herein by reference in reliance upon the report of PricewaterhouseCoopers LLP, independent chartered accountants, incorporated herein by reference, given upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Aur Resources Inc. as at December 31, 2006 and 2005 and for each of the years in the two-year period ended December 31, 2006 have been incorporated herein by reference in reliance upon the report of PricewaterhouseCoopers LLP, independent chartered accountants, incorporated herein by reference, given upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Fording as at December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007 have been incorporated herein by reference in reliance upon the report of PricewaterhouseCoopers LLP, independent chartered accountants, incorporated herein by reference, given upon the authority of such firm as experts in accounting and auditing.

The statements as to our mineral reserves and resources which appear in our Annual Information Form for the year ended December 31, 2007 have been incorporated by reference herein upon the authority of the following experts: Paul C. Bankes, P.Geo., Dan Gurtler, AIMM, Don Mills, P.Geol., and Ross Pritchard, P. Eng., each of whom has acted as a Qualified Person (as such term is defined in National Instrument 43-101 — Standards of Disclosure for Mineral Projects)

in connection with these estimates of reserves and resources. Mr. Bankes is an employee of the company. Messrs. Mills and Pritchard are employees of Elk Valley Coal Partnership, of which the company is the managing partner. Mr. Gurtler is an employee of Compañía Minera Antamina S.A., in which the company holds a 22.5% share interest. Sproule Associates Limited (“Sproule”) has acted as an independent reserves auditor in connection with our interest in the Fort Hills project. GLJ Petroleum Consultants Ltd. (“GLJ”) has acted as an independent reserves auditor in connection with our interest in certain oil sand leases in the Athabasca region of Alberta.

As at the date hereof, Messrs. Bankes, Gurtler, Mills and Pritchard, the principals of Sproule and GLJ, and the partners and associates of Lang Michener LLP, as a group, hold beneficially, directly or indirectly, less than 1% of any class of our securities.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC’s Form F-9:

(a)	the documents listed under “Where You Can Find More Information” in this prospectus;

(b)	the consent of our independent accountants, PricewaterhouseCoopers LLP;

(c)	the consent of Aur Resources Inc.’s independent accountants, PricewaterhouseCoopers LLP;

(d)	the consent of Fording’s independent accountants, PricewaterhouseCoopers LLP;

(e)	the consent of our Canadian counsel, Lang Michener LLP;

(f)	the consents of Paul C. Bankes, P.Geo., an employee of Teck, Dan Gurtler, AIMM, an employee of Compañía Minera Antamina S.A., Don Mills, P.Geol., and Ross Pritchard, P.Eng., employees of Elk Valley Coal Partnership, Sproule Associates Limited, and GLJ Petroleum Consultants Ltd.;

(g)	powers of attorney from directors and officers of Teck and Cominco;

(h)	the form of the indenture relating to the debt securities; and

(i)	statement of eligibility of the trustee on Form T-1.

CONSENTS OF AUDITORS

We have read the second amended and restated short form base shelf prospectus (the “prospectus”) of Teck Cominco Limited (the “company”) dated August 11, 2008, relating to the offer and sale, from time to time, of debt securities of the company having an aggregate offering price of up to US$6,000,000,000. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the company with respect to the consolidated balance sheets of the company as at December 31, 2007 and 2006, and the consolidated statements of earnings, comprehensive income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2007. Our report to the shareholders is dated February 27, 2008.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, Canada
August 11, 2008

We have read the second amended and restated short form base shelf prospectus (the “prospectus”) of Teck Cominco Limited (the “company”) dated August 11, 2008, relating to the offer and sale, from time to time, of debt securities of the company having an aggregate offering price of up to US$6,000,000,000. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholder of Aur Resources Inc. (“Aur”) on the consolidated balance sheets of Aur as at December 31, 2006 and 2005, and the consolidated statements of operations, retained earnings and cash flow for the years then ended. Our report to the shareholder of Aur is dated February 7, 2007 except for notes 1(p) and 18(c) which are as of October 29, 2007.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
August 11, 2008

We have read the second amended and restated short form base shelf prospectus (the “prospectus”) of Teck Cominco Limited (the “company”) dated August 11, 2008, relating to the offer and sale, from time to time, of debt securities of the company having an aggregate offering price of up to US$6,000,000,000. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the unitholders of Fording Canadian Coal Trust (“Fording “) on the consolidated balance sheets of Fording as at December 31, 2007 and 2006, and the consolidated statements of income and comprehensive income, accumulated earnings and cash flows for each of the years in the three-year period ended December 31, 2007. Our report to the unitholders of Fording is dated March 11, 2008.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Canada
August 11, 2008

EXHIBIT A

TECK COMINCO LIMITED
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

TECK COMINCO LIMITED

PRO FORMA CONSOLIDATED BALANCE SHEET
As at June 30, 2008
($ millions, unaudited)

			Pro Forma Adjustments
					Pro Forma
	Teck	Fording	Note 3	Amounts	Teck
	A	B		C	A+B+C

ASSETS
Current assets
Cash and cash equivalents	$1,162	$273	a	(9,331)	$1,129
			a	(502)
			e	9,865
			f	(338)
Accounts receivable	902	295			1,197
Inventories and other	993	159	b	179	1,331

	3,057	727			3,657
Investments	1,815	—	a	11,201	1,075
			c	(740)
			d	(11,201)
Property, plant and equipment and other non-current assets	9,314	719	b	10,989	22,099
			c	1,077

	$14,186	$1,446			$26,831

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$775	$193			$968
Dividends payable	221	372			593
Current portion of long-term debt	32	2	e	1,705	1,737
			f	(2)

	1,028	567			3,298
Long-term debt	1,508	314	e	8,160	9,646
			f	(336)
Other liabilities	935	165	b	81	1,223
			c	42
Future income and resource taxes	2,204	134	b	99	2,785
			c	348
Minority interests	76	—			76

	5,751	1,180			17,028
Shareholders’ equity	8,435	266	a	1,368	9,803
			b	10,988
			c	(53)
			d	(11,201)

	$14,186	$1,446			$26,831

TECK COMINCO LIMITED

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
For the year ended December 31, 2007
($ millions, unaudited)

			Pro Forma Adjustments
					Pro Forma
	Teck	Fording	Note 3	Amounts	Teck
	A	B		C	A+B+C

Revenues	$6,371	$1,427			$7,798
Operating expenses	(3,300)	(1,040)	g	19	(4,309)
			i	12
Depreciation	(333)	(51)	g	(351)	(768)
			i	(33)

Operating profit	2,738	336			2,721
Other expenses
General and administration	(109)	(28)			(137)
Interest on long-term debt	(85)	(21)	h	(509)	(593)
			j	22
Mineral exploration	(105)				(105)
Research and development	(32)				(32)
Asset impairment charges	(69)				(69)
Other income (expense)	170	147			317

	(230)	98			(619)

	2,508	434			2,102
Provision for income and resource taxes	(795)	(112)	l	315	(592)
Minority interests	(47)				(47)
Equity earnings (loss)	(5)		i	(28)	(33)

Net earnings from continuing operations	1,661	322			1,430
Discontinued operations	(46)	11	k	(11)	(46)

Net earnings	$1,615	$333			$1,384

Earnings per share		Pro forma earnings per share (Note 5)
Basic	$3.74				$2.96
Diluted	$3.72				$2.94
Earnings per share from continuing operations	Pro forma earnings per share from continuing operations (Note 5)
Basic	$3.85				$3.06
Diluted	$3.83				$3.04

TECK COMINCO LIMITED

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
For the six months ended June 30, 2008
($ millions, unaudited)

			Pro Forma Adjustments
					Pro Forma
	Teck	Fording	Note 3	Amounts	Teck
	A	B		C	A+B+C

Revenues	$3,441	$1,148			$4,589
Operating expenses	(1,735)	(617)	g	10	(2,318)
			i	24
Depreciation	(213)	(29)	g	(176)	(435)
			i	(17)

Operating profit	1,493	502			1,836
Other expenses
General and administration	(70)	(23)	h	(258)	(93)
Interest on long-term debt	(37)	(8)	j	9	(294)
Mineral exploration	(46)				(46)
Research and development	(16)				(16)
Asset impairment charge	(12)				(12)
Other income (expense)	33	(34)			(1)

	(148)	(65)			(462)

	1,345	437			1,374
Provision for income and resource taxes	(503)	(63)	l	140	(426)
Minority interests	(59)				(59)
Equity earnings (loss)	64		i	(54)	10

Net earnings from continuing operations	847	374			899
Discontinued operations	(5)				(5)

Net earnings	$842	$374			$894

Earnings per share		Pro forma earnings per share (Note 5)
Basic	$1.90				$1.87
Diluted	$1.90				$1.86
Earnings per share from continuing operations	Pro forma earnings per share from continuing operations (Note 5)
Basic	$1.92				$1.88
Diluted	$1.91				$1.87

TECK COMINCO LIMITED

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Canadian dollars unless otherwise indicated
Unaudited

1.	BASIS OF PRESENTATION

These unaudited pro forma consolidated financial statements (the “pro forma financial statements”) of Teck Cominco Limited (“Teck”) have been prepared in accordance with generally accepted accounting principles in Canada. These pro forma financial statements do not contain all of the information required for annual financial statements. Accordingly they should be read in conjunction with the most recent annual and interim financial statements of Teck, and the most recent annual and interim financial statements of Fording Canadian Coal Trust (“Fording”).

These pro forma financial statements have been prepared assuming that the acquisition of Fording had been completed on January 1, 2007 for the unaudited pro forma consolidated statements of earnings and on June 30, 2008 for the unaudited pro forma consolidated balance sheet.

These pro forma financial statements are not intended to reflect the financial position that would have resulted had the transaction actually been effected on June 30, 2008 or the results of operations had the transaction been effected on January 1, 2007. Furthermore, the pro forma results of operations may not be indicative of future results.

2.	SIGNIFICANT ACCOUNTING POLICIES

Accounting policies used in the preparation of these pro forma financial statements are those disclosed in Teck’s audited consolidated financial statements for the year ended December 31, 2007 and Teck’s unaudited consolidated financial statements for the six months ended June 30, 2008. For the purposes of these pro forma financial statements, no attempt has been made to harmonize the accounting policies of Teck and Fording.

3.	PRO FORMA ADJUSTMENTS

The acquisition of the net assets of Fording by Teck is accounted for using the purchase method. Accordingly, Fording’s assets and liabilities are measured at their estimated individual fair values on the date of the acquisition. Teck owned 30 million units or approximately 19.82% of Fording prior to the Acquisition and accounted for its interest in Fording using the equity method. Accordingly, the 19.82% proportion of Fording’s net assets were measured based on the estimated fair values at the dates that those units were acquired. Teck’s investment in Fording and Fording’s net assets are eliminated upon consolidation. Teck’s assets and liabilities are not revalued as part of this process.

The pro forma financial statements assume the completion of a business combination at June 30, 2008 whereby all of the assets of Fording, are acquired by way of a plan arrangement for total consideration of $11,201 million, comprising 36.5 million Class B subordinate voting shares of Teck and $9,833 million in cash.

The measurement of the share component of the purchase consideration in the pro forma financial statements is based on the Teck Class B subordinate voting shares price of $39.33. The share price is determined using the average closing price on the New York Stock Exchange on the last two trading days prior to the announcement of the Fording offer, calculated using an exchange rate of US$1.02 for CAD$1.00.

The calculation of the purchase consideration and the allocation of the purchase price to the assets and liabilities of Fording as presented in these pro forma financial statements is preliminary and subject to change. In arriving at the fair values of assets and liabilities, Teck has made assumptions and estimates. The actual fair values of the assets and liabilities will be determined as of the date of the acquisition, not the dates used in the preparation of these pro forma financial statements. The amounts determined may differ materially from the amounts disclosed in the purchase price allocation set out in (b) below due to changes in the estimates of fair values of the assets and liabilities as more information is available for assessment. Any such changes in the determination and allocation of the purchase price could also result in changes to the adjustments to earnings in subsequent periods.

TECK COMINCO LIMITED

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	PRO FORMA ADJUSTMENTS (Continued)

Balance Sheet Adjustments:

Adjustments related to the pro forma consolidated balance sheet as at June 30, 2008 have been made as follows:

(a)	To record the purchase of Fording assets for cash and the issuance of Teck shares as follows:

($ millions)

Cash portion of the Fording Acquisition	$9,331
Issue of 36.5 million Teck subordinate voting shares(1)	1,368

10,699
Transaction costs, taxes and other	502

Total purchase price	$11,201

(1)	The price was calculated using a price of $39.46 for each Teck subordinate voting share issued, net of deemed issue costs.

(b)	The following allocates the purchase price based on management’s preliminary estimate of fair values after giving effect to (a) above:

	Fording		Fording
	Book Value	Fair Value	Fair Value
($ millions)	(80.18%)	Adjustments	(80.18%)

Cash and cash equivalents	$219	$—	$219
Inventories	127	179	306
Other current assets	237	—	237
Property, plant and equipment and other non-current assets	576	10,989	11,565

Total assets	$1,159	$11,168	$12,327
Current portion of long-term debt	$2	$—	$2
Other current liabilities	453	—	453
Long-term debt	252	—	252
Other liabilities	132	81	213
Future income and resource taxes	107	99	206

Total liabilities	$946	$180	$1,126

Net assets purchased	$213	$10,988	$11,201

(c)	To reclassify the historic purchase price adjustments on the 19.82% of Fording units held prior to the Acquisition from equity investments to the balance sheet items to which they relate.

(d)	To eliminate the 80.18% investment in Fording on consolidation.

(e)	To record the proceeds of the additional $10 billion of debt less $135 million in transaction fees to finance the cash portion of the Acquisition. These statements assume a drawdown of a bridge facility of $6 billion of which $5 billion will be replaced by the issuance of long-term bonds either prior to or shortly after the Acquisition, with the remainder of the bridge facility to be retired by operating cash flow. The remaining $4 billion debt is an amortizing 3 year term loan.

(f)	To record the repayment of Fording and Elk Valley Coal Partnership debt at the date of the Acquisition.

Income Statement Adjustments:

(g)	To depreciate and amortize the preliminary fair value adjustments as set out in (b) above.

TECK COMINCO LIMITED

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(h)	To record interest expense on the debt incurred to finance the Acquisition.

(i)	To eliminate Teck’s equity earnings from Fording units held prior to the Acquisition and to reclassify depreciation of the historic purchase price adjustments on the 19.82% of Fording units held prior to the Acquisition from equity earnings to the statement of earnings line items to which they relate.

(j)	To eliminate interest expense on Fording and Elk Valley Coal Partnership debt per (f) above.

(k)	To eliminate the results of Fording’s discontinued operations, which are not part of the Acquisition.

(l)	To provide for taxes on the above items.

4.	ITEMS NOT ADJUSTED

The adjustments made to the pro forma consolidated statements of earnings reflect only those items that are expected to recur and do not include one-time charges to income that are expected to occur immediately following the transaction. In addition, the pro forma consolidated statements of earnings do not give effect to operating efficiencies, cost savings and synergies that may result from the Acquisition.

5.	PRO FORMA EARNINGS PER SHARE INFORMATION

	Six Months Ended	Year Ended
	June 30, 2008	December 31, 2007

Basic pro forma earnings per share computation
Numerator ($ millions):
Pro forma net earnings from continuing operations	$899	1,430
Pro forma net earnings from discontinued operation	(5)	(46)

Pro forma net earnings available to shareholders	$894	$1,384
Denominator (thousands of shares):
Teck weighted average shares outstanding	442,200	431,498
Shares issued to Fording unitholders	36,481	36,481

Pro forma weighted average shares outstanding	478,681	467,979
Basic pro forma earnings per share	$1.87	$2.96
Basic pro forma earnings per share from continuing operations	$1.88	$3.06
Diluted pro forma earnings per share computation
Numerator ($ millions)
Pro forma net earnings available to shareholders, assuming dilution	$894	$1,384
Pro forma net earnings available to shareholders from continuing operations, assuming dilution	899	1,430
Denominator (thousands of shares):
Pro forma weighted average shares outstanding	478,681	467,979
Dilutive effect of Teck share options	1,774	2,229

Pro forma weighted average shares outstanding	480,455	470,208
Diluted pro forma earnings per share	$1.86	$2.94
Diluted pro forma earnings per share from continuing operations	$1.87	$3.04

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED
TO OFFEREES OR PURCHASERS
Indemnification
     Under the Canada Business Corporations Act (the “CBCA”), each of Teck Cominco Limited and Teck Cominco Metals Limited (each, a “Registrant”) may indemnify a present or former director or officer of such Registrant or another individual who acts or acted at such Registrant’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with such Registrant or the other entity. Such Registrant may not indemnify an individual unless the individual acted honestly and in good faith with a view to the best interests of such Registrant, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at such Registrant’s request and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the conduct was lawful. The indemnification may be made in connection with a derivative action only with court approval. The aforementioned individuals are entitled to indemnification from such Registrant as a matter of right if they were not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and they fulfill the conditions set out above. Such Registrant may advance moneys to the individual for the costs, charges and expenses of a proceeding; however, the individual shall repay the moneys if the individual does not fulfill the conditions set out above.
     The by-laws of each Registrant provide that, subject to the limitations contained in the CBCA, such Registrant shall indemnify a director or officer, a former director or officer, or a person who acts or acted at such Registrant’s request as a director or officer of a body corporate of which such Registrant is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of such Registrant or any such body corporate) and his heirs and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he was made a party by reason of being or having been a director or officer of such Registrant or such body corporate, if he acted honestly and in good faith with a view to the best interests of such Registrant, and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful. The by-laws of each Registrant also provide that such Registrant shall also indemnify such a person in such other circumstances as the CBCA permits or requires.
     The by-laws of each Registrant provide that such Registrant may, subject to the limitations contained in the CBCA, purchase and maintain insurance for the benefit of any person referred to in the foregoing paragraph. Each Registrant has purchased third party director and officer liability insurance.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling each Registrant pursuant to the foregoing provisions, such Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

EXHIBITS

Exhibit
Number	Description

4.1	Annual Information Form of Teck Cominco Limited, dated March 19, 2008, for the fiscal year ended December 31, 2007 (incorporated by reference to Teck Cominco Limited’s Annual Report on Form 40-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on March 27, 2008) (Teck Cominco Limited’s Securities and Exchange Commission File No. 1-13184).

4.2	The audited consolidated financial statements of Teck Cominco Limited and the related notes thereto as at December 31, 2007 and 2006, and for each of the years in the three year period ended December 31, 2007, and the Auditors’ Report thereon (incorporated by reference to Teck Cominco Limited’s Annual Report on Form 40-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on March 27, 2008) (Teck Cominco Limited’s Securities and Exchange Commission File No. 1-13184).

4.3	Management’s Discussion and Analysis of Financial Position and Operating Results of Teck Cominco Limited for the year ended December 31, 2007 (incorporated by reference to Teck Cominco Limited’s Annual Report on Form 40-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on March 27, 2008) (Teck Cominco Limited’s Securities and Exchange Commission File No. 1-13184).

4.4	The unaudited consolidated interim financial statements of Teck Cominco Limited and the related notes thereto for the six months ended June 30, 2008 and 2007 (incorporated by reference to Teck Cominco Limited’s Form 6-K filed with the Securities and Exchange Commission on July 25, 2008) (Teck Cominco Limited’s Securities and Exchange Commission File No. 1-13184).

4.5	Management’s Discussion and Analysis of Financial Position and Operating Results of Teck Cominco Limited for the six months ended June 30, 2008 (incorporated by reference to Teck Cominco Limited’s Form 6-K filed with the Securities and Exchange Commission on July 25, 2008) (Teck Cominco Limited’s Securities and Exchange Commission File No. 1-13184).

4.6	Business Acquisition Report dated October 29, 2007 in respect of Teck Cominco Limited’s acquisition of Aur Resources Inc. (“Aur”)(incorporated by reference to Teck Cominco Limited’s Form 6-K filed with the Securities and Exchange Commission on October 30, 2007) (Teck Cominco Limited’s Securities and Exchange Commission File No. 1-13184).

4.7	The Management Proxy Circular of Teck Cominco Limited, dated March 3, 2008, issued in connection with the Annual and Special Meeting of Shareholders of Teck Cominco Limited held on April 23, 2008 (incorporated by reference to Teck Cominco Limited’s Report on Form 6-K filed with the Securities and Exchange Commission on March 19, 2008) (Teck Cominco Limited’s Securities and Exchange Commission File No. 1-13184).

4.8	Material Change Report dated July 31, 2008 concerning Teck Cominco Limited entering into an arrangement agreement with Fording Canadian Coal Trust (“Fording”), pursuant to which the Registrant intends to acquire Fording’s assets (incorporated by reference to Teck Cominco Limited’s Report on Form 6-K filed with the Securities and Exchange Commission on August 1, 2008) (Teck Cominco Limited’s Securities and Exchange Commission File No. 1-13184).

4.9	Amended and Restated Material Change Report dated August 1, 2008 concerning Teck Cominco Limited entering into an agreement with Fording, pursuant to which Teck Cominco Limited intends to acquire Fording’s assets (incorporated by reference to Teck Cominco Limited’s Report on Form 6-K filed with the Securities and Exchange Commission on August 1, 2008) (Teck Cominco Limited’s Securities and Exchange Commission File No 1-13184).

4.10	Audited consolidated financial statements of Fording, and the related notes thereto, as at December 31, 2007 and December 31, 2006, and for each of the years in the three year period ended on December 31, 2007 and the Auditors’ Report thereon (incorporated by reference to Fording’s Annual Report on Form 40-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on March 17, 2008) (Fording’s Securities and Exchange Commission File No. 001-15230).

4.11	Unaudited consolidated interim financial statements of Fording, and the related notes thereto, for the six months ended June 30, 2008 (incorporated by reference to Fording’s Report on Form 6-K filed with the Securities and Exchange Commission on July 24, 2008) (Fording’s Securities and Exchange Commission File No. 001-15230).

5.1†	Consent of PricewaterhouseCoopers LLP in respect of Teck Cominco Limited’s financials.

5.2†	Consent of PricewaterhouseCoopers LLP in respect of Aur’s financials.

5.3†	Consent of PricewaterhouseCoopers LLP in respect of Fording’s financials

5.4†	Consent of Lang Michener LLP.

5.5†	Consent of Paul C. Bankes, P. Geo.

5.6†	Consent of Dan Gurtler, AIMM.

Exhibit
Number	Description

5.7†	Consent of Sproule Associates Ltd.

5.8†	Consent of Don Mills, P. Geol.

5.9†	Consent of Ross Pritchard, P. Eng.

5.10†	Consent of GLJ Petroleum Consultants Ltd.

6.1*	Powers of Attorney with regard to Teck Cominco Limited.

6.2†	Powers of Attorney with regard to Teck Cominco Metals Limited (included on the signature pages of this Registration Statement).

7.1**	Form of Indenture

7.2**	Statement of Eligibility of the Trustee of Form T-1.

*	Previously filed

†	Filed herewith

**	To be filed by amendment

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Item 1. Undertaking
     Each Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-9 or to transactions in said securities.
Item 2. Consent to Service of Process
     The Registrants have filed with the Commission a written irrevocable consent and power of attorney on Form F-X.
     Any change to the name or address of the agent for service of process of the Registrants shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

III-1

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada, on August 11, 2008.

TECK COMINCO LIMITED
By:	/s/ Ronald A. Millos
	Name:	Ronald A. Millos
	Title:	Senior Vice President, Finance and Chief Financial Officer
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

* Norman B. Keevil	Chairman and Director	August 11, 2008

* Donald R. Lindsay	Chief Executive Officer, President & Director (Principal Executive Officer)	August 11, 2008

/s/ Ronald A. Millos Ronald A. Millos	Senior Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	August 11, 2008

* Warren S.R. Seyffert	Lead Director	August 11, 2008

III-2

Signature	Capacity	Date

* Mayank M. Ashar	Director	August 11, 2008

* J. Brian Aune	Director	August 11, 2008

* Jalynn H. Bennett	Director	August 11, 2008

* Hugh J. Bolton	Director	August 11, 2008

* Norman B. Keevil III	Director	August 11, 2008

* Takashi Kuriyama	Director	August 11, 2008

* Takuro Mochihara	Director	August 11, 2008

* Derek G. Pannell	Director	August 11, 2008

* Janice G. Rennie	Director	August 11, 2008

* Keith E. Steeves	Director	August 11, 2008

* Chris M. T. Thompson	Director	August 11, 2008

* By: /s/ Ronald A. Millos Ronald A. Millos Attorney-in-Fact

III-3

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada, on August 11, 2008.

TECK COMINCO METALS LIMITED
By:	/s/ Ronald A. Millos
	Name:	Ronald A. Millos
	Title:	Senior Vice President, Finance and Chief Financial Officer

POWER OF ATTORNEY
          Each person whose signature appears below hereby constitutes and appoints Donald R. Lindsay and Ronald A. Millos, and each of them, any of whom may act without the joinder of the other, the true and lawful attorney-in-fact and agent of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Donald R. Lindsay	Chief Executive Officer, President & Director	August 11, 2008
Donald R. Lindsay	(Principal Executive Officer)

/s/ Ronald A. Millos	Senior Vice President, Finance and Chief	August 11, 2008
Ronald A. Millos	Financial Officer & Director (Principal Financial and Accounting Officer)

/s/ Norman B. Keevil	Director	August 11, 2008
Norman B. Keevil

Director
G. Leonard Manuel

/s/ Peter C. Rozee	Director	August 11, 2008
Peter C. Rozee

III-4

AUTHORIZED REPRESENTATIVE
     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, Teck Cominco American Incorporated as the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of Teck Cominco Limited and Teck Cominco Metals Limited in the United States, in the City of Spokane, State of Washington on August 11, 2008.

Teck Cominco American Incorporated
By:	/s/ C. Bruce DiLuzio
	Name:	C. Bruce DiLuzio
	Title:	Vice President Law and Administration

III-5

EXHIBITS

Exhibit
Number	Description

4.1	Annual Information Form of Teck Cominco Limited, dated March 19, 2008, for the fiscal year ended December 31, 2007 (incorporated by reference to Teck Cominco Limited’s Annual Report on Form 40-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on March 27, 2008) (Teck Cominco Limited’s Securities and Exchange Commission File No. 1-13184).

4.2	The audited consolidated financial statements of Teck Cominco Limited and the related notes thereto as at December 31, 2007 and 2006, and for each of the years in the three year period ended December 31, 2007, and the Auditors’ Report thereon (incorporated by reference to Teck Cominco Limited’s Annual Report on Form 40-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on March 27, 2008) (Teck Cominco Limited’s Securities and Exchange Commission File No. 1-13184).

4.3	Management’s Discussion and Analysis of Financial Position and Operating Results of Teck Cominco Limited for the year ended December 31, 2007 (incorporated by reference to Teck Cominco Limited’s Annual Report on Form 40-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on March 27, 2008) (Teck Cominco Limited’s Securities and Exchange Commission File No. 1-13184).

4.4	The unaudited consolidated interim financial statements of Teck Cominco Limited and the related notes thereto for the six months ended June 30, 2008 and 2007 (incorporated by reference to Teck Cominco Limited’s Form 6-K filed with the Securities and Exchange Commission on July 25, 2008) (Teck Cominco Limited’s Securities and Exchange Commission File No. 1-13184).

4.5	Management’s Discussion and Analysis of Financial Position and Operating Results of Teck Cominco Limited for the six months ended June 30, 2008 (incorporated by reference to Teck Cominco Limited’s Form 6-K filed with the Securities and Exchange Commission on July 25, 2008) (Teck Cominco Limited’s Securities and Exchange Commission File No. 1-13184).

4.6	Business Acquisition Report dated October 29, 2007 in respect of Teck Cominco Limited’s acquisition of Aur Resources Inc. (“Aur”)(incorporated by reference to Teck Cominco Limited’s Form 6-K filed with the Securities and Exchange Commission on October 30, 2007) (Teck Cominco Limited’s Securities and Exchange Commission File No. 1-13184).

4.7	The Management Proxy Circular of Teck Cominco Limited, dated March 3, 2008, issued in connection with the Annual and Special Meeting of Shareholders of Teck Cominco Limited held on April 23, 2008 (incorporated by reference to Teck Cominco Limited’s Report on Form 6-K filed with the Securities and Exchange Commission on March 19, 2008) (Teck Cominco Limited’s Securities and Exchange Commission File No. 1-13184).

4.8	Material Change Report dated July 31, 2008 concerning Teck Cominco Limited entering into an arrangement agreement with Fording Canadian Coal Trust (“Fording”), pursuant to which Teck Cominco Limited intends to acquire Fording’s assets (incorporated by reference to Teck Cominco Limited’s Report on Form 6-K filed with the Securities and Exchange Commission on August 1, 2008) (Teck Cominco Limited’s Securities and Exchange Commission File No. 1-13184).

4.9	Amended and Restated Material Change Report dated August 1, 2008 concerning the Registrant entering into an agreement with Fording, pursuant to which Teck Cominco Limited intends to acquire Fording’s assets (incorporated by reference to Teck Cominco Limited’s Report on Form 6-K filed with the Securities and Exchange Commission on August 1, 2008) (Teck Cominco Limited’s Securities and Exchange Commission File No 1-13184).

4.10	Audited consolidated financial statements of Fording, and the related notes thereto, as at December 31, 2007 and December 31, 2006, and for each of the years in the three year period ended on December 31, 2007 and the Auditors’ Report thereon (incorporated by reference to Fording’s Annual Report on Form 40-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on March 17, 2008) (Fording’s Securities and Exchange Commission File No. 001-15230).

4.11	Unaudited consolidated interim financial statements of Fording, and the related notes thereto, for the six months ended June 30, 2008 (incorporated by reference to Fording’s Report on Form 6-K filed with the Securities and Exchange Commission on July 24, 2008) (Fording’s Securities and Exchange Commission File No. 001-15230).

5.1†	Consent of PricewaterhouseCoopers LLP in respect of Teck Cominco Limited’s financials.

5.2†	Consent of PricewaterhouseCoopers LLP in respect of Aur’s financials.

5.3†	Consent of PricewaterhouseCoopers LLP in respect of Fording’s financials

5.4†	Consent of Lang Michener LLP.

5.5†	Consent of Paul C. Bankes, P. Geo.

Exhibit
Number	Description

5.6†	Consent of Dan Gurtler, AIMM.

5.7†	Consent of Sproule Associates Ltd.

5.8†	Consent of Don Mills, P. Geol.

5.9†	Consent of Ross Pritchard, P. Eng.

5.10†	Consent of GLJ Petroleum Consultants Ltd.

6.1*	Powers of Attorney with regard to Teck Cominco Limited.

6.2†	Powers of Attorney with regard to Teck Cominco Metals Limited (included on the signature pages of this Registration Statement).

7.1**	Form of Indenture

7.2**	Statement of Eligibility of the Trustee of Form T-1.

*	Previously filed

†	Filed herewith

**	To be filed by amendment